Exhibit 2.1
COMBINATION AGREEMENT

AMONG

GALENICA AG,

GALENICA CANADA LTD.,

AND

ASPREVA PHARMACEUTICALS CORPORATION
October 17, 2007

ii

iii

COMBINATION AGREEMENT
     THIS COMBINATION AGREEMENT dated as of October 17, 2007, is entered into by and among Galenica AG, a corporation existing under the laws of Switzerland (“Parent”), Galenica Canada Ltd., a corporation existing under the laws of the Province of British Columbia (“Acquisitionco”), and Aspreva Pharmaceuticals Corporation, a corporation existing under the laws of the Province of British Columbia (the “Company”).
R E C I T A L S
A. The Parent has, through Acquisitionco, made an offer to acquire all the shares of the Company. Such offer will be implemented through the Arrangement described herein.
B. The board of directors of the Company has determined that the business combination to be effected by means of the Plan of Arrangement is advisable and in the best interests of the Company and has unanimously approved the transactions contemplated by this Agreement and determined to recommend approval of the Plan of Arrangement and other transactions contemplated hereby to the holders of Common Shares and Options.
C. Parent has taken the initiative in incorporating and organizing Acquisitionco and is the legal and beneficial owner of all the issued and outstanding shares of Acquisitionco.
D. The board of directors of Acquisitionco has determined that the business combination to be effected by means of the Plan of Arrangement is advisable and in the best interests of Acquisitionco and has approved the transactions contemplated by this Agreement.
E. The board of directors of Parent has determined that it is in the best interests of Parent for Parent to enter into this Agreement.
F. In furtherance of such business combination, the board of directors of the Company has agreed to submit the Plan of Arrangement and other transactions contemplated hereby to the Securityholders and the Court for approval.
G. Contemporaneously with the execution and delivery of this Agreement, certain shareholders of the Company (including the directors and executive officers of the Company) are entering into support agreements with Acquisitionco in substantially the form attached as Schedule F hereto (the “Support Agreements”), pursuant to which each such shareholder is agreeing, among other things, to vote in favour of the approval of the Plan of Arrangement.
     NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION
1.1 Definitions
     In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:
“Acquisitionco” has the meaning ascribed thereto in the Preamble;
“Acquisition Proposal” means, at any time, any proposal or offer (written or oral) or public announcement of an intention to make a proposal or offer relating to the acquisition by any person, or two or more persons acting “jointly or in concert” (within the meaning of that expression as used in the BCSA), of 20% or more of the Common Shares outstanding at such time or assets (including shares of the Subsidiaries) of the Company or any of the Subsidiaries at such time having an aggregate value equal to 20% or more of the market capitalization of the Company (or any lease, license, long-term supply agreement, exchange, mortgage, pledge or other arrangement having the same economic effect as a purchase of assets having such aggregate value), in a single transaction or a series of related transactions, whether by way of plan of arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of assets, take over bid, tender offer, share exchange, exchange offer or issue or sale of any treasury securities of the Company or any of the Subsidiaries, or any type of similar transaction, in each case other than a transaction involving Parent or Acquisitionco and other than the Arrangement and the other transactions contemplated by this Agreement;
“affiliate” has the meaning of such term as used in the BCSA, unless otherwise expressly stated herein;
“Agreement” means this Agreement, including the Schedules hereto, as amended from time to time;
“Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, or self-regulatory organizations, as set out in Schedule A annexed hereto;
“Arrangement” means the arrangement under the provisions of Division 5 of Part 9 under the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 6 of the Plan of Arrangement or Section 7.1, or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the resolution to be considered and if thought fit, passed, by the Securityholders at the Meeting to approve the Plan of Arrangement to be substantially in the form and content of Schedule B annexed hereto;
“BCBCA” means the Business Corporations Act (British Columbia), including the regulation made thereunder, as now in effect and as they may be promulgated or amended from time to time prior to the Effective Date, and includes where applicable the Company Act (British Columbia) prior to the enactment of the Business Corporations Act (British Columbia);
“BCSA” means the Securities Act (British Columbia) and the rules and regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time prior to the Effective Date;
“Business Day” means any day on which commercial banks are generally open for business in Bern, Switzerland, London, England and Vancouver, British Columbia other than a Saturday, a Sunday or a day observed as a holiday in Bern, Switzerland, London, England or in Vancouver under the Laws of British Columbia or the federal Laws of Canada;
“Business Intellectual Property” has the meaning ascribed thereto in Section 3.16(a);
“Circular” means the notice of the Meeting and accompanying management proxy circular, including all schedules and exhibits thereto, to be sent to the Securityholders in connection with the Meeting;
“commercially reasonable efforts” with respect to each party hereto, means the agreement of such party to cooperate and to cause its controlled affiliates to cooperate and to use and cause its controlled affiliates to use their respective reasonable efforts consistent with reasonable commercial practice without payment or incurrence of unreasonable expense or the requirement to engage in litigation;
“Common Shares” means the issued and outstanding common shares in the capital of the Company, from time to time, including the associated rights under the Rights Plan;
“Company” has the meaning ascribed thereto in the Preamble;
“Confidentiality Agreement” means the agreement entered into on May 23, 2007 between Parent and the Company;
“Consideration” means the aggregate amount to be paid to the Securityholders pursuant to Sections 2.4(a) and 2.4(b);
“Continuing Employees” means all Employees who are offered and timely accept employment by Parent or any subsidiary of Parent (including, after the Effective Time, the Company or any Subsidiary) or who continue their employment with the Company or any Subsidiary at or after the Effective Time;

“constating documents” means, with respect to any person, the certificate and articles of incorporation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, unanimous shareholder agreement or declaration or other similar governing documents of such person;
“Court” means the Supreme Court of British Columbia;
“Disclosure Letter” means that certain letter of disclosure dated as of the date of this Agreement and signed by one or more officers of the Company and delivered by the Company to Acquisitionco and Parent on or prior to the date of this Agreement;
“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section 4.1 of the Plan of Arrangement;
“Dissenting Shares” has the meaning ascribed thereto in the Plan of Arrangement;
“Drug Regulatory Laws” means the United States Public Health Service Act of 1944, as amended, the United States Federal Food, Drug and Cosmetic Act of 1938, as amended, the Prescription Drug Marketing Act of 1987 and all equivalent laws thereto outside the United States;
“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;
“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;
“Employee” means an individual who is employed by the Company or any of the Subsidiaries on a full-time or part-time basis;
“Environmental Law” means any and all Laws in effect on the date of this Agreement relating to pollution or the environment;
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
“FDA” means the United States Food and Drug Administration;
“Final Order” means the order of the Court approving the Arrangement under Section 291 of the BCBCA as such order may be affirmed, amended or modified by the Court at any time prior to the Effective Date, or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended on appeal;
“GAAP” means generally accepted accounting principles in the United States;
“Governmental Entity” means any multinational, federal, provincial, state, regional, municipal, local or other government or governmental body and any domestic, foreign or international judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;

“holders” means, when used with reference to the Common Shares, the holders of the Common Shares shown from time to time in the central securities register maintained by or on behalf of the Company in respect of the Common Shares;
“Interim Order” means the interim order of the Court in respect of the Arrangement, as contemplated by Section 2.3 providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court;
“Investment Canada Act” means the Investment Canada Act (Canada) as amended from time to time;
“Investment Canada Act Approval” means that the Minister under the Investment Canada Act shall have sent a notice pursuant to subsection 21(1) of the Investment Canada Act to Parent stating that the Minister is satisfied that the transactions contemplated by this Agreement are likely to be of benefit to Canada or the time period provided for such in subsection 21(1) of the Investment Canada Act shall have expired.
“knowledge of the Company” and similar phrases relating to knowledge of the Company means the actual knowledge of the officers set out in Schedule 1.1 of the Disclosure Letter;
“Laws” means all statutes, regulations, statutory rules and orders of any Governmental Entity having the force of law, and the term “applicable” with respect to such Laws and in the context that refers to any person, means such Laws as are applicable to such person or its business, undertaking, property or securities and that emanate from a Governmental Entity having jurisdiction over the person or its business, undertaking, property or securities in Canada, the United States or Switzerland;
“Lien” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, lease, option, right of third parties or other charge or encumbrance;
“Material Adverse Effect”, when used in connection with the Company, means any adverse effect that constitutes or would reasonably be expected to constitute a material adverse effect on the business, operations or financial condition of the Company and the Subsidiaries, taken as a whole; provided, however, that any adverse effect that is temporary in nature or that results directly or indirectly from or relates directly or indirectly to any of the following shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or would be, a Material Adverse Effect on the Company:
(a)	changes or developments in international, Canadian, United States or EU political, economic, financial or market conditions, or in the economy, political or market conditions or currency exchange rates in Canada, the United States or the EU;

(b)	changes or developments resulting from any natural disaster, any act of sabotage or terrorism or any outbreak of hostilities or war, or any escalation of any such natural disaster or acts of sabotage or terrorism or hostilities or war;

(c)	conditions generally affecting the pharmaceutical or biotechnology sector or companies in that sector (except to the extent such conditions have a disproportionately large adverse effect on the Company and the Subsidiaries by comparison to the adverse effect such conditions have generally on the other companies in that sector, it being understood that, in determining whether there has been or would be a Material Adverse Effect on the Company, such disproportionately large adverse effect may be taken into account only to the limited extent that it exceeds the adverse effect such conditions have generally on the other companies in that sector);

(d)	conditions generally affecting companies in the U.S., Canada or the EU involved in the development or marketing of pharmaceutical products used or useful in the treatment of diseases requiring immuno-suppression (except to the extent such conditions have a disproportionately large adverse effect on the Company and the Subsidiaries by comparison to the adverse effect such conditions have generally on the other companies involved in the development or marketing of such products, it being understood that, in determining whether there has been or would be a Material Adverse Effect on the Company, such disproportionately large adverse effect may be taken into account only to the limited extent that it exceeds the adverse effect such conditions have generally on the other companies involved in the development or marketing of such products);

(e)	the introduction, commercial success, lack of commercial success, side effects or pre-clinical or clinical trial results (including adverse events) of any product or product candidate (of a person other than the Company and the Subsidiaries) similar to or potentially competitive with the Specified Pharmaceutical Product;

(f)	the payment of any amounts due to, or the provision of any other benefits to, any officers or employees under employment contracts, non-competition agreements, employee benefit plans, severance arrangements or other arrangements in existence as of the date of this Agreement and disclosed in the Disclosure Letter;

(g)	any breach by Parent of this Agreement or the Confidentiality Agreement;

(h)	the announcement of the execution of this Agreement, the pendency of the transactions contemplated hereby, the performance of any obligation hereunder or the completion of any of the transactions contemplated hereby, including any Pre-Acquisition Reorganization (including any litigation or impact on the relationship of the Company or any of the Subsidiaries with employees, customers, suppliers, partners, service providers or creditors);

(i)	any event, occurrence, development or circumstance disclosed in the Disclosure Letter;

(j)	the taking of any action, or any failure to act, contemplated or permitted by this Agreement or consented to by Parent or Acquisitionco;

(k)	changes in GAAP or applicable Laws or interpretations thereof;

(l)	failure to meet any published or other revenue or earnings estimates or projections of the Company, or a decline in the market price or volume of trading of the Common Shares on the TSX or Nasdaq (in and of itself), provided, however, that notwithstanding the foregoing, any adverse effect on the business, operations or financial condition of the Company and the Subsidiaries that has resulted in such failure or such decline may be taken into account in determining whether there has been a Material Adverse Effect on the Company; or

(m)	any request or requirement by any Governmental Entity that any of Parent, Acquisitionco, the Company or any of the Subsidiaries enter into any agreement or arrangement, or take any action, as a condition or prerequisite to the granting of any of the Appropriate Regulatory Approvals.
“Material Contract” means any contract filed with or incorporated by reference into (pursuant to Item 601 of Regulation S-K promulgated under the United States Securities Act of 1933, as amended): (a) the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 as filed with the SEC; (b) the Company’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2007 and the six months ended June 30, 2007 as filed with the SEC; and (c) any Current Report on Form 8-K dated subsequent to June 30, 2007 and prior to the date of the this Agreement as filed with the SEC;
“Meeting” means the special meeting of the Securityholders, including any adjournment, adjournments, postponement or postponements thereof, to be called in accordance with the Interim Order to consider the Arrangement Resolution and the Rights Plan Waiver Resolution;
“Meeting Date” means the date on which the Meeting is held and the Arrangement Resolution is voted on by the Securityholders and the Rights Plan Waiver Resolution is voted on by the holders of Common Shares;
“Meeting Date Deadline” has the meaning ascribed thereto in Section 5.2(a)(xii);
“misrepresentation” means (a) an untrue statement of a material fact or (b) an omission to state a material fact that is (i) required to be stated or (ii) necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made;
“Nasdaq” means The Nasdaq Global Select Market, a United States securities exchange, as part of The Nasdaq Stock Market LLC;
“Option Consideration” means a cash amount equal to the excess, if any, of (i) the product of the number of Common Shares underlying a particular Option and the

Purchase Price over (ii) the aggregate exercise price payable under such Option by the holder to acquire the Common Shares underlying such Option (or if the exercise price of such Option under the terms of such Option is expressed in Canadian currency, the U.S. dollar equivalent of such exercise price determined by using the U.S. Dollar/Canadian Dollar Daily Noon Rate as published by the Bank of Canada on the Business Day prior to the Effective Date);
“Options” means the options to acquire common shares in the capital of the Company granted under the Stock Option Plan;
“Parent” has the meaning ascribed thereto in the Preamble;
“Permits” has the meaning ascribed thereto in Section 3.15(c);
“Permitted Liens” means Liens other than (a) Liens for taxes not yet due and payable; (b) Liens, encumbrances or imperfections of title that have arisen in the ordinary course of business; (c) Liens, encumbrances or imperfections of title resulting from or otherwise relating to any of the contracts identified in the Disclosure Letter or any Material Contract; and (d) Liens arising from or otherwise relating to transfer restrictions under applicable securities Laws;
“person” means any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;
“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule D annexed hereto as amended, varied or supplemented from time to time in accordance with Article 6 of the Plan of Arrangement or Section 7.1 or made at the direction of the Court in the Final Order;
“Plans” has the meaning ascribed thereto in Section 3.12(a);
“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.9;
“Purchase Price” has the meaning ascribed thereto in Section 2.4(b);
“Representatives” has the meaning ascribed thereto in Section 5.4;
“Rights Plan” means the shareholder rights plan of the Company established pursuant to the Shareholder Rights Plan Agreement dated as of February 4, 2005 between the Company and Computershare Investor Services Inc., as rights agent;
“Rights Plan Amending Agreement” means the Rights Plan Amending Agreement in the form attached as Schedule E hereto;

“Rights Plan Waiver Resolution” means the ordinary resolution to be considered and if thought fit, passed by the holders of the Common Shares to be substantially in the form and content of Schedule C annexed hereto;
“Roche Agreement” means an agreement entered into on July 18, 2003 as amended on February 4, 2005, December 22, 2005, March 13, 2007 and August 17, 2007 between Aspreva Pharmaceuticals S.A. and Hoffmann-La Roche Inc. and F. Hoffmann-La Roche Ltd. (collectively “Roche”) for the development and commercialization of Specified Pharmaceutical Product;
“Satisfaction Date” means the first date as of which the conditions to the consummation of the Arrangement set forth in Sections 6.1, 6.2(a), 6.2(b), 6.2(c) and 6.2(e) are satisfied (or waived by Parent on behalf of itself and Acquisitionco), provided that for purposes of determining whether the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied for this purpose, all references to the Effective Date in such sections shall for this purpose be treated as if they were references to the Satisfaction Date (and not to the Effective Date).
“SEC” means the United States Securities and Exchange Commission;
“Securityholders” at any time means, collectively, the holders of Common Shares and holders of Options at such time;
“Specified Pharmaceutical Product” means CellCept® (mycophenolate mofitil) in such forms and dosages as are licensed to the Company pursuant to the Roche Agreement;
“SRA Reports” has the meaning ascribed thereto in Section 3.5(a);
“Stock Option Plan” means the Aspreva 2002 Incentive Stock Option Plan, as amended;
“Subsidiaries” means Aspreva Pharmaceuticals S.A., a company incorporated under the laws of Switzerland, Aspreva Pharmaceuticals, Inc., a company incorporated under the laws of the State of Delaware and Aspreva Pharmaceuticals Ltd., a company incorporated under the laws of England and Wales;
“subsidiary” means, with respect to a specified person, (a) any corporation, partnership, joint venture, association, limited liability company, unlimited liability company or other person or organization, incorporated or unincorporated, which is a subsidiary as defined in the BCSA of such specified person, (b) a partnership of which such specified person or another of its subsidiaries is a general partner or owns beneficially more than 50% of the ownership interests, or (c) a subsidiary (as defined in clause (a) or (b) hereof) or any person described in clause (a) or (b) hereof of any subsidiary (as so defined) thereof;
“Superior Proposal” means any bona fide written Acquisition Proposal that relates to not less than 50% of the outstanding Common Shares or assets of the Company or any of the Subsidiaries representing not less than 50% of the market capitalization (net of cash and cash equivalents in the case of an Acquisition Proposal relating to a proposed acquisition of assets) of the Company, that the board of directors of the Company determines in its good faith judgment (after, among other things, consultation, to the extent considered appropriate by the board of directors of the Company, with a financial advisor), taking into account, among other things, the terms and conditions of such Acquisition Proposal and other factors considered relevant by the board of directors of the Company (including in the case of an Acquisition Proposal relating to a proposed acquisition of less than all of the assets of the Company and the Subsidiaries, the value of the assets to be retained by the Company and the Subsidiaries), (a) is reasonably capable of being consummated, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal, and (b) would, if consummated in accordance with its terms, result in a transaction that (i) is more favourable to the Company or the holders of Common Shares from a financial point of view than the terms of the Arrangement, and (ii) that provides to the holders of Common Shares consideration per Common Share that is greater than the Purchase Price (or in the case of a sale of assets, provides consideration to the Company that, when aggregated with the value of any assets to be retained by the Company and the Subsidiaries, is greater than the aggregate consideration to be paid pursuant to this Agreement);
“Support Agreements” has the meaning ascribed thereto in the preambles;
“Tax” and “Taxes” have the respective meanings ascribed thereto in Section 3.11(c);
“Tax Act” means Income Tax Act (Canada) including the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;
“Tax Returns” means any and all returns, declarations, reports, information returns and statements filed or required to be filed with any taxing authority relating to Taxes;
“Termination Date” means February 29, 2008;
“Termination Fee” means a fee equal to $23 million; and
“TSX” means the Toronto Stock Exchange.
1.2 Interpretation Not Affected by Headings, etc.
     The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “Schedule” followed by a number or a letter refer to the specified Article, Section or Schedule of this Agreement. The terms “this Agreement,” “hereof,” “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section, Schedule or other portion hereof.
1.3 Currency
     Unless otherwise specifically indicated or the context otherwise requires all references to “dollars” or “$” mean United States dollars.

1.4 Number and Gender
     Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders and words importing persons will include firms and corporations and vice versa. Whenever used in this Agreement, the words “include,” “includes” and “including” and similar terms of inclusion will not, unless expressly modified by the words “only” or “solely”, be construed as terms of limitation, but rather will mean “include but not limited to”, “includes but is not limited to” and “including but not limited to”, so that references to included matters will be regarded as illustrations without being either characteristic or exhaustive.
1.5 Disclosure Letter
     Disclosure by the Company in the Disclosure Letter or in any particular schedule or exhibit of the Disclosure Letter will be deemed to be disclosure of the information for all purposes of this Agreement and, without limiting the generality of the foregoing, shall be deemed to qualify and limit all representations and warranties of the Company set forth in this Agreement. The inclusion of any information or disclosure in the Disclosure Letter may be for greater certainty and the fact of the inclusion of such information or disclosure in the Disclosure Letter will not affect the construction or interpretation of this Agreement, including the expression “ordinary course of business”, “material” or the definition of “Material Adverse Effect”. Disclosure of any item or other matter in the Disclosure Letter is disclosed solely for the purposes of this Agreement and no information set forth therein shall be construed as an admission or indication by any party hereto or to any third party of any matter whatsoever, including of any violation of law or breach of any agreement.
1.6 Date For Any Action
     In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.
1.7 Accounting Principles
     Unless otherwise stated, or the context otherwise requires, all accounting terms used in this Agreement in respect of the Company will have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of the Company required to be made will be made in a manner consistent with GAAP consistently applied.
1.8 Legal, Valid and Binding
     All representations, warranties and covenants in this Agreement as to any covenant, agreement or document being legal, valid, binding and enforceable in accordance with its terms, are subject to the qualification that enforceability of such covenant, agreement or document is subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction and that enforcement may otherwise be limited under applicable Laws.
1.9 Schedules
     The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:
Schedule A — Appropriate Regulatory Approvals
Schedule B — Arrangement Resolution
Schedule C — Rights Plan Waiver Resolution
Schedule D — Form of Plan of Arrangement
Schedule E — Rights Plan Amending Agreement
Schedule F — Form of Support Agreement
ARTICLE 2
THE ARRANGEMENT
2.1 Implementation Steps by the Company
The Company covenants in favour of Acquisitionco and Parent that, subject to the terms of this Agreement, and compliance by the directors and officers of the Company with their fiduciary duties, the Company shall:
(a)	as soon as reasonably practicable after the date of this Agreement, apply under Section 291 of the BCBCA for the Interim Order, and thereafter proceed with and use commercially reasonable efforts to seek the Interim Order;

(b)	in accordance with the Interim Order, lawfully convene and use commercially reasonable efforts to hold the Meeting as soon as reasonably practicable thereafter;

(c)	subject to obtaining the approvals as are required by the Interim Order, as soon as reasonably practicable after the Meeting, proceed with and use commercially reasonable efforts to pursue the application to the Court for the Final Order;

(d)	subject to obtaining the Final Order and the satisfaction or waiver (subject to applicable Laws) of the other conditions (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, when permitted, waiver of those conditions as of the Effective Date) set forth in Article 6, as soon as reasonably practicable thereafter, use commercially reasonable efforts to take all steps and actions, including, if applicable, making all necessary filings with Governmental Entities, to give effect to the Arrangement and carry out the terms of the Plan of Arrangement applicable to it prior to the Termination Date; and

(e)	provide Acquisitionco and its counsel reasonable opportunity to review and comment on drafts of all material to be filed by the Company with the Court in connection with the Arrangement, including the draft Circular and, if applicable, drafts of any supplement or amendment thereto, and provide counsel to Acquisitionco on a timely basis with copies of any notice of appearance and evidence served on the Company or its counsel in respect of the application for the Interim Order and the Final Order or any appeal therefrom and of any notice received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.
2.2 Implementation Steps by Acquisitionco and Parent
     Acquisitionco and Parent covenant in favour of the Company that, subject to the terms of this Agreement, Acquisitionco and Parent shall cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order, and, subject to the Company obtaining the Final Order and the satisfaction or waiver (subject to applicable Laws) of the other conditions (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, the waiver of those conditions as of the Effective Date) set forth in Article 6, as soon as practicable thereafter, take all steps and actions, including, if applicable, making all necessary filings with Governmental Entities, to give effect to the Arrangement and carry out the terms of the Plan of Arrangement applicable to it.
2.3 Interim Order
     The application referred to in Section 2.1(a) shall, unless the Company and Parent otherwise agree, include a request that the Interim Order provide, among other things:
(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)	that, subject to the approval of the Court, the requisite approval of the Arrangement Resolution will be 66 2/3% of the votes cast on the Arrangement Resolution by Securityholders present in person or by proxy at the Meeting with holders of Common Shares and holders of Options voting together (with each holder of Common Shares being entitled to one vote for each Common Share held and each holder of Options being entitled to one vote for each Common Share subject to the Options held by such holder that such holder would be entitled to acquire if such holder exercised all Options held by such holder, without reference to any vesting provisions or exercise price) provided that as part of such approval the Arrangement Resolution is approved by 66 2/3% of the votes cast on the Arrangement Resolution by holders of Common Shares present in person or by proxy at the Meeting;

(c)	for the grant of the Dissent Rights;

(d)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(e)	that in all other respects, the terms, restrictions and conditions of the constating documents of the Company shall apply in respect of the Meeting.
2.4 Plan of Arrangement
(a)	Subject to the terms and conditions of this Agreement and in accordance with the Arrangement, each holder of Options, whether vested or unvested, shall be entitled to receive an amount equal to the Option Consideration for each such Option held, net of any applicable withholding and other Taxes.

(b)	Subject to the terms and conditions of this Agreement, and in accordance with the Arrangement, each holder of Common Shares (other than any Dissenting Shares) shall be entitled to receive $26.00 (the “Purchase Price”) for each Common Share held, subject to any adjustment made in accordance with Section 5.1(c).

(c)	From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Laws, including the BCBCA and the Company, Acquisitionco and Parent will be bound by the provisions of the Plan of Arrangement as provided therein. Acquisitionco will make, and Parent will cause Acquisitionco to make, arrangements for all payments required to be made by Acquisitionco as contemplated pursuant to the Plan of Arrangement to be made at the time of completion of the transactions contemplated by the Plan of Arrangement. The closing of the transactions contemplated hereby shall take place at the offices of McCarthy Tétrault LLP located at Pacific Centre, Suite 1300, 777 Dunsmuir Street, Vancouver, BC, V7Y 1K2, at the Effective Time (or such other time as may be agreed to by Acquisitionco and the Company).
2.5 Circular
     As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare the Circular together with any other documents required by the BCSA, the BCBCA or other applicable Laws in connection with the approval of the Arrangement Resolution by the Securityholders and the approval of the Rights Plan Waiver Resolution by the holders of Common Shares at the Meeting. The Company shall give Acquisitionco and its counsel reasonable opportunity to review and comment on the Circular and all other documentation, and the Circular and all such other documentation shall be subject to the approval of Acquisitionco, which shall not be unreasonably withheld, conditioned or delayed.
     As promptly as reasonably practicable after obtaining the Interim Order, the Company shall cause the Circular to be sent to each Securityholder and filed with appropriate Governmental Entities as required by the Interim Order and applicable Laws.
2.6 Preparation of Filings
(a)	Acquisitionco, Parent and the Company shall cooperate in:
(i)	the preparation of any application for the orders and any other documents reasonably determined by Acquisitionco and the Company to be necessary to discharge their respective obligations under United States and Canadian federal, provincial, territorial or state securities Laws in connection with the Arrangement and the other transactions contemplated hereby; and

(ii)	the taking of all such action as may be required under the BCBCA in connection with the transactions contemplated by this Agreement and the Arrangement.
(b)	Each of Acquisitionco and Parent shall promptly furnish to the Company all information concerning Acquisitionco and Parent and their respective affiliates and securityholders as may be required for the effectuation of the actions described in Section 2.5 and the foregoing provisions of this Section 2.6, and each of them covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement shall contain any misrepresentation.

(c)	Each of Acquisitionco and Parent shall promptly notify the Company if at any time before or after the Effective Time it becomes aware that the Circular contains any misrepresentation or otherwise requires an amendment or supplement to the Circular or any related application and promptly deliver written notice to the Company setting out full particulars thereof. In any such event, Acquisitionco and Parent shall cooperate with the Company in the preparation of any required supplement or amendment to the Circular or such other document, as the case may be.

(d)	The Company shall use commercially reasonable efforts to cause the Circular to comply with all applicable Laws and, without limiting the generality of the foregoing, to ensure that the Circular does not contain any misrepresentation (other than with respect to any information relating to and provided by or on behalf of Parent or Acquisitionco). Without limiting the generality of the foregoing, the Company shall ensure that the Circular complies in all material respects with National Instrument 51-102 “Continuous Disclosure Requirements” and Form 51-102F5 thereunder adopted by the Canadian Securities Administrators.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     As an inducement to Acquisitionco and Parent to enter into this Agreement, the Company hereby represents and warrants to Acquisitionco and Parent as follows, in each case except as set forth in the Disclosure Letter:
3.1 Organization and Standing
(a)	Each of the Company and the Subsidiaries has been duly organized or formed and is validly existing and, to the extent such concept is legally recognized, in good standing (or analogous concept) under the Laws of its jurisdiction of incorporation, organization or formation, as the case may be, with full corporate or legal power and authority to conduct its businesses as currently conducted except where the failure of a Subsidiary to conduct its business would not have a Material Adverse Effect on the Company. Each of the Company and the Subsidiaries is duly qualified to do business in each jurisdiction in which the nature of the business conducted by it requires it to so qualify, except where, the failure to be so qualified would not have a Material Adverse Effect on the Company.
(b)	The Company has heretofore made available to Acquisitionco or Acquisitionco’s legal or financial advisor, copies of its constating documents as well as the constating documents of each of the Subsidiaries, in each case as in effect on the date of this Agreement.
3.2 Capitalization
(a)	The authorized share structure of the Company consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares, 12,677,192 of which consist of Preferred Shares, Series A. As of the close of business on September 30, 2007, (i) 35,213,511 Common Shares were issued and outstanding, (ii) no Preferred Shares were issued and outstanding, and (iii) Options permitting the holders thereof to purchase 2,351,977 Common Shares in the aggregate were outstanding under the Stock Option Plan.

(b)	All of the outstanding Common Shares have been duly authorized and are validly issued and fully paid and non-assessable. All of the outstanding shares of the Subsidiaries which are held, directly or indirectly, by the Company have been duly authorized and are validly issued, fully paid and non-assessable.

(c)	Except as described in Section 3.2(a) and as contemplated by the Rights Plan, as of the date of this Agreement, there are no outstanding options or other rights issued by the Company or the Subsidiaries to acquire, nor are there outstanding any securities or obligations of any kind of the Company or any of the Subsidiaries which are convertible into or exercisable or exchangeable for, any share capital of the Company or the Subsidiaries.
3.3 Authority and No Conflicts
(a)	The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, subject to the approvals of the Securityholders and the Court as provided in this Agreement. The execution and delivery of this Agreement by the Company has been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, the Rights Plan Waiver Resolution and the Arrangement other than, with respect to the Rights Plan Waiver Resolution, approval of the holders of the

Common Shares and, with respect to the completion of the Arrangement, the approval of the Securityholders and the Court and the filing of such corporate documents under the BCBCA as are provided for in this Agreement.
(b)	This Agreement has been duly and validly executed and delivered by the Company and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(c)	The board of directors of the Company at a meeting duly called and held has determined by the unanimous approval of all directors voting (i) that the Plan of Arrangement and the Rights Plan Waiver are fair to the holders of Common Shares and are in the best interests of the Company, (ii) to recommend that the holders of Common Shares vote in favour of the Arrangement Resolution and the Rights Plan Waiver Resolution, and (iii) to extend, effective from the time this Agreement is executed, the “Separation Time” (as defined in the Rights Plan) as it relates to this Agreement to a time which is the earlier of the Effective Time and the date upon which this Agreement is terminated in accordance with the terms of this Agreement.

(d)	Except for violations, conflicts or breaches that would not have a Material Adverse Effect on the Company, neither the execution and delivery of this Agreement by the Company nor the performance by it of its obligations hereunder, shall:
(i)	conflict with, or violate any provision of, the constating documents of the Company or any of the Subsidiaries;

(ii)	subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 3.4 being obtained or made, as the case may be, violate or breach any Laws applicable to the Company or any of the Subsidiaries; or

(iii)	subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 3.4 being obtained or made, as the case may be, violate or conflict with or constitute a default under a Material Contract (or an event that with the giving of notice, passage of time, or both would constitute such a default).
3.4 Consents; Approvals
     No consent, approval, license, order or authorization of, or registration, declaration or filing with, or permit from, any person or Governmental Entity is required to be obtained or made by or with respect to the Company or any of the Subsidiaries in connection with the execution, performance and delivery of this Agreement or any other documents related to the transactions contemplated hereunder by the Company, the performance of its obligations hereunder or the consummation by the Company of the transactions contemplated hereby other than (a) any approvals required by the Interim Order, (b) the Final Order, (c) the approval of the Arrangement by the Securityholders and the approval of the Rights Plan Waiver Resolution by the holders of Common Shares, (d) such registrations and other actions required under federal, state, provincial, and territorial securities Laws as are contemplated by this Agreement, (e) any filings under the BCBCA, (f) the Appropriate Regulatory Approvals required to be obtained by the Company in order for it to consummate the transactions contemplated hereby, and (g) any other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not have, in the aggregate a Material Adverse Effect on the Company.
3.5 Reports; Financial Statements
(a)	Since March 3, 2005, the Company and the Subsidiaries have timely filed (i) all forms, reports, schedules, statements and other documents required to be filed under applicable Canadian and United States securities Laws during such periods and (ii) all periodic and current reports required to be filed under the Exchange Act during such periods (the documents referred to in (i) and (ii) are collectively referred to as the “SRA Reports”). As of their respective filing dates or the filing dates of amendments prior to the date of this Agreement, each of the SRA Reports complied in all material respects with applicable Law, including Canadian securities legislation, the U.S. Securities Act of 1933, as amended, the Exchange Act and the Sarbanes-Oxley Act of 2002 (including its rules and regulations, “SOX”), and each of the SRA Reports and certifications attached thereto pursuant to Exchange Act Rule 13a-14(a) and 13a-14(b) as of their respective dates did not contain any material misrepresentation. The Company has not filed any confidential material change report with any Canadian securities regulatory authority or any stock exchange that at the date of this Agreement remains confidential. None of the Subsidiaries of the Company are, or have at any time since March 3, 2005 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(b)	The consolidated financial statements (including, in each case, any related notes thereto) contained in the SRA Reports fairly present, in all material respects, the consolidated financial position and results of operations and cash flows of the Company and the Subsidiaries on a consolidated basis as of the respective dates thereof and for the respective periods covered thereby in accordance with GAAP applied on a consistent basis, except that the unaudited financial statements contained in such SRA Reports may not contain footnotes and are subject to year-end adjustments none of which individually or in the aggregate were, and with respect to SRA reports filed in 2007 are not expected to be, material.

(c)	Since March 3, 2005, (i) neither the Company nor any of the Subsidiaries, nor any director or executive officer of the Company or any of the Subsidiaries has, and, to the knowledge of the Company, no other officer, employee of the Company or any of the Subsidiaries has, received any material complaint, allegation, assertion or claim, in writing (or, to the knowledge of the Company, orally) regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the

Company or any of the Subsidiaries has engaged in questionable accounting practices, and (ii) no attorney representing the Company or any of the Subsidiaries, whether or not employed by the Company or any of the Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the board of directors of the Company or any committee thereof or to any director or officer of the Company.
(d)	Since January 1, 2007, there has been no change by the Company or the Subsidiaries in their accounting policies, methods, practices or principles that is material to the consolidated financial statements of the Company, except as required by GAAP.

(e)	Neither the Company nor any of the Subsidiaries has any liabilities of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the SRA Reports; (ii) liabilities incurred in the ordinary course of business consistent with past practice; and (iii) liabilities that have not had, individually or in the aggregate, a Material Adverse Effect on the Company.
3.6 Absence of Certain Changes or Events
     Since January 1, 2007, the Company and the Subsidiaries have conducted their respective businesses only in the ordinary course in a manner consistent with past practice and no change, event or occurrence has occurred that has resulted in or would be reasonably likely to constitute a Material Adverse Effect on the Company and which is continuing.
3.7 Material Contracts
     Neither the Company nor any of the Subsidiaries is in breach of or default under the terms of any Material Contract or their respective constating documents, and to the knowledge of the Company, no other party to any Material Contract is in breach of or default under the terms of any such Material Contract and each Material Contract is a valid and binding obligation of the Company or the Subsidiary that is a party thereto and is in full force and effect.
3.8 Roche Agreement
     As of the date of this Agreement (a) neither the Company, nor, to the knowledge of the Company, the other parties to the Roche Agreement, are in breach or violation or default thereunder in each case with or without lapse of time, (b) neither the Company nor the Subsidiaries has received or given any notice of default thereunder, (c) to the knowledge of the Company there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of the Roche Agreement, (d) Roche has not terminated or communicated its intention or threat to terminate the Roche Agreement, and (e) there has been no event, condition or occurrence which after notice, lapse of time, or both, would constitute a default.

3.9 Absence of Litigation
     As of the date of this Agreement, there are no claims, actions, or legal proceedings pending against the Company or any of the Subsidiaries or, to the knowledge of the Company, threatened against the Company or any of the Subsidiaries before any Governmental Entity which, would be material to the Company. Neither the Company nor any of the Subsidiaries, nor their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that has had or would have a Material Adverse Effect on the Company.
3.10 Environmental Matters.
     No written notice, order, complaint or penalty has been received by the Company or any of the Subsidiaries from any Governmental Entity alleging a violation by or liability of the Company or any of the Subsidiaries under any Environmental Law. There are no legal proceedings pending or, to the knowledge of the Company, being threatened that allege a violation by the Company or any of the Subsidiaries of any Environmental Law. The Company and each of the Subsidiaries have all environmental permits necessary for their operations to comply with all Environmental Law and the operations of the Company and each of the Subsidiaries are in compliance in all material respects with the terms of Environmental Law applicable to the Company and the Subsidiaries.
3.11 Tax Matters
(a)	All material Tax Returns required by applicable Laws to be filed with any Governmental Entity by, or on behalf of, the Company or any of the Subsidiaries have been filed when due in accordance with all applicable Laws (taking into account any applicable extensions) and all such material Tax Returns are true and complete in all material respects. The Company and each of the Subsidiaries has (i) paid (or has had paid on its behalf) or has collected, withheld and remitted to the appropriate Governmental Entity all material Taxes due and payable on a timely basis, other than those Taxes being contested in good faith, and (ii) has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes, whether or not due and whether or not shown as being due on any Tax Return, through the end of the last period for which the Company and the Subsidiaries ordinarily record items on their respective books. The Company is a taxable Canadian corporation as defined in the Tax Act.

(b)	(i) Neither the Company nor any Subsidiary has received any written notification that any issue involving an amount of Taxes material to the Company on a consolidated basis has been raised (and is currently pending) by the Canada Revenue Agency, the United States Internal Revenue Service or any other taxing authority, including, without limitation, any sales tax authority (a “Taxing Authority”), in connection with any of the Tax Returns filed or required to be filed by the Company or a Subsidiary, (A) no waivers of statutes of limitations or objections to any assessments or reassessments involving an amount of Taxes material to the Company on a consolidated basis have been given, filed or requested with respect to the Company or any Subsidiary, (B) the Company has not received any reassessments with respect to any liability of the Company or a Subsidiary for Canadian federal and provincial income and capital taxes for any outstanding fiscal periods, (C) to the knowledge of the Company, no claim has ever been made in writing by any Taxing Authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction, (D) there are no Tax Liens on any assets of the Company or any of its Subsidiaries except for Taxes not yet due and payable, Taxes being contested in good faith, and those which would not result in a Material Adverse Effect on the Company, (E) neither the Company nor any of its Subsidiaries is a party to any Tax sharing or other similar agreement or indemnification agreement of any nature with any other person (other than in the agreements among the Company and any of its Subsidiaries) pursuant to which the Company or any of its Subsidiaries has or could have any material liabilities in respect of Taxes, (F) the Company has not made an election under section 897(i) of the United States Internal Revenue Code of 1986, as amended (the “Code”) to be treated as a domestic corporation for purposes of sections 897, 1445 and 6039C of the Code.
(c)	“Tax” and “Taxes” means, with respect to any person, all income taxes and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding or payroll taxes, stamp taxes, property taxes, windfall profits taxes, alternative or add-on minimum tax, goods and services tax, customs duties and other taxes, together with any interest and any penalties or additions to tax imposed by any taxing authority (domestic or foreign) on such person.
3.12 Employee Benefits
(a)	Section 3.12(a) of the Disclosure Letter sets forth a list of all material non-government operated employee benefit plans maintained or contributed to by the Company or any of the Subsidiaries as of the date of this Agreement (collectively referred to as “Plans”).

(b)	The Company has made available to the Parent and Acquisitionco accurate summaries of all Plans as amended as of the date of this Agreement.

(c)	All of the Plans have been established, registered, qualified, funded, invested and administered in accordance with, and are in good standing under, all applicable Laws and the terms of such Plans.

(d)	No fact or circumstance exists that could, to the knowledge of the Company, adversely affect the tax-preferred or tax exempt status of any Plan. None of the Plans enjoys any special tax status under any Laws, nor have any advance tax rulings been sought for or received on behalf of the Company in respect of the Plans.

3.13 Employment Matters
(a)	Neither the Company nor any of the Subsidiaries has agreed to recognize any union or other collective bargaining representative, nor has any union or other collective bargaining representative been certified as the exclusive bargaining representative of any of the Employees. To the knowledge of the Company, as of the date of this Agreement, no union organizational campaign or representation petitions are pending with respect to any of the Employees, and there is no labour strike or labour dispute, slowdown, lockout or stoppage actually pending or threatened against the Company or the Subsidiaries.

(b)	Each of the Employees has at the outset of his or her employment with the Company or a Subsidiary, executed the Company’s or Subsidiary’s form of confidentiality agreement and ownership and assignment of inventions agreement and to the knowledge of the Company, is not in violation thereof.
3.14 Severance and Employment Agreements
(a)	Neither the Company nor any Subsidiary has entered into any written agreement providing for severance or termination payments to any director, officer or employee in connection with the termination of his or her position or employment following a change in control of the Company. The details of all such payment requirements, including the amounts and a description of the circumstances in which they must be paid, are set out in the Disclosure Letter and such amounts do not and will not exceed $5 million in the aggregate.

(b)	As of the date of this Agreement, the Disclosure Letter sets out a complete and accurate list of current full-time Employees, including those who are operating under an arrangement for separation. Such list includes the level, name and title of each such Employee.

(c)	Neither the Company nor any Subsidiary has made any commitment to provide, or any representation in respect of, any general increase in the compensation of any Employees (including any increase in benefits pursuant to the Plans) or any increase in any compensation or bonus payable to any Employee, or to make any loan to, or to engage in any transaction with, any Employee, except in the ordinary course of business and consistent with past practice.

(d)	All accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, Canadian Pension Plan premiums, accrued wages, salaries and commissions, severance pay and employee benefit plan payments have been reflected in the books and records of the Company.
3.15 Compliance with Laws; Permits
(a)	The Company and the Subsidiaries are in compliance with all applicable Laws other than non-compliance which would not have a Material Adverse Effect on the Company.

(b)	Neither the Company nor any of the Subsidiaries or, to the knowledge of the Company, any of its directors, officers, agents or employees acting on behalf of the Company or any of the Subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, or (ii) made any unlawful payment to any government officials or employees or to political parties or campaigns or violated any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, in each case which would have a Material Adverse Effect on the Company.

(c)	The Company and the Subsidiaries are in possession of all authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate their properties and to lawfully carry on their respective businesses as they are now being conducted (collectively, the “Permits”), except where the failure to be in possession of such Permits would not have a Material Adverse Effect on the Company.

(d)	No representation or warranty is made in this Section 3.15 with respect to the Specified Pharmaceutical Product, which is covered by Section 3.17 exclusively.
3.16 Intellectual Property
Except as would not have a Material Adverse Effect on the Company:

(a)	the Company and/or the Subsidiaries own, or have licensed, or have the right to employ, any material trademarks, copyrights and trade secrets necessary to enable the Company to conduct its business substantially in the manner in which its business is currently being conducted (collectively, the “Business Intellectual Property”);

(b)	neither the Company nor any Subsidiary owns any patents, patent applications and provisional patent applications;

(c)	neither the Company nor any Subsidiary has received notice of any claim made against the Company challenging the Company’s rights in or to the Business Intellectual Property;

(d)	to the knowledge of the Company, as of the date of this Agreement, no third party is infringing upon or misappropriating the Business Intellectual Property; and

(e)	as of the date of this Agreement, neither the Company nor any of the Subsidiaries has received notice from a third party that the business as presently conducted by the Company and the Subsidiaries infringes any patents, copyrights, trademarks or other intellectual property rights of a third party.
3.17 Specified Pharmaceutical Product
(a)	The activities of the Company and the Subsidiaries with respect to the development, preclinical studies and clinical trials for regulatory approval and pre-market medical information communications, in connection with the Specified Pharmaceutical Product, are in material compliance with all applicable material requirements of the Drug Regulatory Laws.
(b)	The preclinical studies and clinical trials conducted by or on behalf of the Company and the Subsidiaries with respect to the Specified Pharmaceutical Product, have been, and are being, conducted in material compliance with the requirements of Good Laboratory Practice, Good Clinical Practice and requirements relating to protection of human subjects contained in Title 21, Parts 50 and 56 of the United States Code of Federal Regulations.

(c)	Since the date of the Roche Agreement the Specified Pharmaceutical Product has not been recalled, suspended or discontinued by Roche, by any of Roche’s subsidiaries or by any licensee, distributor or marketer of the Specified Pharmaceutical Product as a result of any action by the FDA or, to the knowledge of the Company, any action by any other similar Governmental Entity having jurisdiction in the United States, the United Kingdom, Italy, Germany, France or China.

(d)	No manufacturing operations of the Specified Pharmaceutical Product have been conducted by the Company. To the knowledge of the Company, the manufacture of the Specified Pharmaceutical Product by or on behalf of Roche has been conducted in material compliance with the FDA’s current Good Manufacturing Practice regulations for drug products and all applicable similar foreign Laws.

(e)	Neither the Company nor any of the Subsidiaries has committed any act, made any statement or failed to make any statement that would provide a valid basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company nor any of the Subsidiaries nor, to the knowledge of the Company, any officer, key employee of the Company, has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under 21 U.S.C. Section 335a or any similar state law or regulation under 42 U.S.C. Section 1320a-7.

(f)	The Company and the Subsidiaries have in their possession copies of all material documentation filed in connection with filings made by the Company and the Subsidiaries in all jurisdictions for approvals to conduct clinical trials.
3.18 Opinions of Financial Advisors
     The board of directors of the Company has received the opinions of Lazard Frères & Co. LLC (“Lazard”) and Lehman Brothers Inc. (“Lehman”), financial advisors to the Company, to the effect that, as of the date of such opinions, the Purchase Price under the Arrangement is fair, from a financial point of view, to the holders of the Common Shares and, as of the date of this Agreement, the opinions have not been withdrawn, reserved or modified in any material respect.

3.19 Brokerage and Finders’ Fees
     Except for the obligations of the Company to Lazard and Lehman in their capacities as financial advisors with respect to the transactions contemplated by this Agreement, which are described in the Disclosure Letter (including the compensation arrangements with such financial advisors), the Company has no obligation for any brokerage, finders’ or similar fee in connection with the transactions contemplated hereby.
3.20 Rights Plan
     Neither the execution or the delivery of this Agreement or the Support Agreements nor the taking of any action contemplated by this Agreement or the Support Agreements results, or shall result, in Acquisitionco becoming an Acquiring Person (as defined in the Rights Plan), provided that, prior to the consummation of the Arrangement, the Rights Plan Waiver Resolution is approved by the affirmative vote of a majority of the votes cast by holders of the Common Shares present in person or by proxy and entitled to vote at the Meeting.
3.21 Insurance
     The Disclosure Letter sets out a list of all material insurance policies in effect as of the date of this Agreement. Each of the Company and its Subsidiaries is, and has been continuously since January 1, 2007, insured by reputable and financially responsible insurers in amounts as set forth in Section 3.21 of the Disclosure Letter. The insurance policies of the Company and the Subsidiaries are in all material respects in full force and effect in accordance with their terms.
3.22 Disclaimer of Additional Representations and Warranties
     Acquisitionco and Parent acknowledge and agree that, except as set forth in this Agreement, the Company is not making and has not made, and neither Parent nor Acquisitionco is relying on or has relied on, any representation or warranty, express or implied, at law or in equity, with respect to the Company, the Subsidiaries, their respective businesses, their past, current or future financial condition, their properties, assets, liabilities or operations, their past, current or future profitability or performance, or any other matter, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, the Company expressly disclaims any representation or warranty that is not set forth in this Agreement.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ACQUISITIONCO AND PARENT
     Acquisitionco and Parent jointly and severally represent and warrant to the Company as follows:

4.1 Corporate Organization
     Each of Acquisitionco and Parent is duly organized and validly existing and, to the extent such concept is legally recognized, in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be.
4.2 Authority and No Conflicts
(a)	Each of Acquisitionco and Parent has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Acquisitionco and Parent has been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of either Acquisitionco or Parent are necessary to authorize this Agreement.

(b)	This Agreement has been duly executed and delivered by each of Acquisitionco and Parent and constitutes a legal, valid and binding obligation of each of Acquisitionco and Parent, enforceable against each of them in accordance with its terms.

(c)	Neither the execution and delivery of this Agreement and all other documents related to the transactions contemplated hereunder by Acquisitionco and Parent nor the performance by each of them of their obligations hereunder and thereunder and the completion of the transactions contemplated hereby, shall:
(i)	conflict with, or violate any provision of, the constating documents of Acquisitionco or Parent;

(ii)	subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 4.3 being obtained or made, violate or breach any Laws applicable to Acquisitionco or Parent; or

(iii)	subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 4.3 being obtained or made, violate or conflict with or result in the breach of, or constitute a default (or an event that with the giving of notice, the passage of time, or both would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or both) to terminate, accelerate, modify or call any obligations or rights under any agreement or other instrument to which either Acquisitionco or Parent is a party or by which either Acquisitionco or Parent is bound or subject;
except in the case of Sections 4.2(c)(ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences that would not materially impair the ability of either Acquisitionco or Parent to perform their obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby, by either Acquisitionco or Parent.

4.3 Consents; Approvals
     No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from any third party or Governmental Entity is required to be obtained or made by or with respect to Acquisitionco or Parent or any of their respective subsidiaries in connection with the execution, performance and delivery of this Agreement or any other documents related to the transactions contemplated hereunder by Acquisitionco or Parent, the performance of their obligations hereunder or the consummation by Acquisitionco and Parent of the transactions contemplated hereby other than (a) any approvals required by the Interim Order, (b) the Final Order, (c) such registrations and other actions required under federal, state, provincial and territorial securities Laws as are contemplated by this Agreement, or (d) the Appropriate Regulatory Approvals relating to Acquisitionco and Parent.
4.4 Parent Approval
     The board of directors of Parent, after considering the transactions contemplated by this Agreement, has determined:
(a)	to authorize Parent and its subsidiaries (including Acquisitionco) to consummate the transactions contemplated by this Agreement on the terms set forth herein and in the Plan of Arrangement; and

(b)	to authorize Parent to execute and deliver this Agreement.
4.5 Acquisitionco Approval
     The board of directors of Acquisitionco, after considering the transactions contemplated by this Agreement, has determined:
(a)	to authorize Acquisitionco and its subsidiaries to consummate the transactions contemplated by this Agreement on the terms set forth herein and in the Plan of Arrangement; and
     (b) to authorize Acquisitionco to execute and deliver this Agreement.
4.6 No Vote Required
     No vote of shareholders of Parent is required by Law, the constating documents of Parent or otherwise in order for Parent and Acquisitionco to enter into this Agreement and perform the obligations hereunder or under the Plan of Arrangement.
4.7 Availability of Funding
     Parent and Acquisitionco have made adequate arrangements to ensure that required funds will be available to Acquisitionco through cash or committed credit facilities or other funding sources acceptable to the Company sufficient to fund the amount required for Acquisitionco to carry out its obligations under this Agreement and carry out the terms of the Plan of Arrangement applicable to it and to pay all related fees and expenses. Acquisitionco or Parent has provided to the Company a copy of all commitment letters (“Commitment Letters”), including a mandate letter between Parent and Royal Bank of Scotland being entered into contemporaneously with this Agreement (the “Mandate Letter”), or other evidence of the availability of such credit facilities or other funding sources (and any modifications, variations and amendments thereto) which set out the terms and conditions of such credit facilities or other funding sources. Such Commitment Letters (and any definitive agreements with respect to such credit facilities or other funding sources (which definitive agreements, whether entered into before or after the date of this Agreement, are herein referred to collectively as, the “Definitive Financing Agreements”) are, in full force and effect and are, or in the case of Definitive Financing Agreements entered into after the date of this Agreement, will be, legal, valid and binding obligations of Acquisitionco and Parent and, to the knowledge of Parent and Acquisitionco, the other parties thereto, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Acquisitionco or Parent under any of the Commitment Letters or Definitive Financing Agreements. The senior officers of Parent and Acquisitionco, after due enquiry, have no reason to believe that Acquisitionco or Parent will be unable to satisfy on a timely basis any term or condition of closing or funding of the financing to be satisfied by them contained in the Commitment Letters or Definitive Financing Agreements and are not aware of any fact, occurrence or condition that may cause any of the Commitment Letters or Definitive Financing Agreements to terminate or be ineffective or any of the terms or conditions of closing or funding of such financing not to be met or of any impediment to the funding of the cash payment obligations of Acquisitionco under the Arrangement. Acquisitionco will have at the Effective Time cash funds sufficient to consummate the Arrangement upon the terms contemplated by this Agreement and the Plan of Arrangement.
ARTICLE 5
COVENANTS AND AGREEMENTS
5.1 Covenants of the Company Regarding the Conduct of Business
     The Company agrees as follows from the date of this Agreement until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with Article 7, in each case except (x) with the consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, (y) with respect to any matters which are disclosed in the Disclosure Letter or (z) as otherwise permitted or contemplated by this Agreement or the Arrangement or as may be required to carry out the transactions contemplated by this Agreement or as may be required to facilitate compliance with any Laws:
(a)	each of the Company and the Subsidiaries shall, for the purpose of endeavouring to maintain the Company’s goodwill and ongoing business, use commercially reasonable efforts to (i) carry on its businesses in the ordinary course consistent with past practice, (ii) keep available the services of its current officers and Employees, and (iii) maintain good relations with customers and suppliers;

(b)	the Company shall not, nor shall it permit any of the Subsidiaries to, (i) split, combine, subdivide or reclassify any of its share capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its share capital; (ii) issue, reserve, set aside, repurchase, redeem or otherwise acquire any shares of its share capital or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, shares of its share capital or authorize any of the foregoing; or (iii) authorize any of the foregoing, in each case other than pursuant to (A) Options issued prior to the date of this Agreement, (B) Options issued to new employees of the Company and the Subsidiaries after the date of this Agreement in the ordinary course of business not to exceed Options for 250,000 Common Shares, or (C) in compliance with the terms of this Agreement;

(c)	the Company shall not, nor shall it permit any of the Subsidiaries to, declare, set aside for payment or pay any dividend on or make any other distribution in respect of any Common Shares unless the Consideration payable to each holder of Common Shares shall be reduced by the amount of such dividend or distribution paid in respect of those Common Shares;

(d)	the Company shall not, nor shall it permit any of the Subsidiaries to, amend its constating documents;

(e)	the Company shall not, nor shall it permit any of the Subsidiaries to, sell, pledge, encumber, lease (whether such lease is an operating or capital lease or a sale and lease back of assets) or otherwise dispose of any material assets other than (i) in the ordinary course of business, (ii) pursuant to any material Contract existing at the date of this Agreement, (iii) as security for borrowings permitted by Section 5.1(f) or (iv) pursuant to plans or proposals disclosed in the Disclosure Letter;

(f)	the Company shall not, nor shall it permit any of the Subsidiaries to, (i) incur any material indebtedness for borrowed money other than (A) short-term borrowings incurred in the ordinary course of business not to exceed $1 million, and (B) additional borrowings under credit lines existing as of the date of this Agreement incurred in the ordinary course of business and not to exceed $1 million, or pursuant to any modifications, renewals or replacements of any such credit lines, and (ii) enter into any material operating lease or create any Liens, other than Permitted Liens, on any material property of the Company in connection with any indebtedness for borrowed money (other than any indebtedness permitted pursuant to this Section 5.1(f));

(g)	the Company shall not, nor shall it permit any of the Subsidiaries to, (i) terminate, amend or modify the Roche Agreement, except as required by the terms of the Roche Agreement or applicable Laws or (ii) materially amend or prematurely terminate any Material Contract except in the ordinary course of business or where failure to amend or terminate a Material Contract would, in the reasonable judgment of the Company, have an adverse impact on the Company or any Subsidiary of the Company;

(h)	the Company shall not, nor shall the Company permit any of the Subsidiaries to authorize, make or commit to make any capital expenditures (including capital lease obligations) in excess of $1 million individually or in the aggregate;

(i)	other than in the ordinary course of business, the Company shall not, nor shall it permit any of its Subsidiaries to sell, pledge, encumber, lease (whether such lease is a sale and lease back of assets) or otherwise dispose of any assets;

(j)	increase in any material manner the compensation of any of its directors, officers or employees or enter into, establish or amend any Plan for the benefit of any director or employee of the Company, other than: (i) as required pursuant to applicable Law, this Agreement, the Arrangement or the terms of contracts in effect as of the date of this Agreement; and (ii) increases in salaries, wages and benefits effected in the ordinary course of business;

(k)	the Company shall not, nor shall it permit any of the Subsidiaries to, make any material changes to the existing accounting practices, methods, and principles relating to the Company or any of the Subsidiaries, except as required by applicable Laws or GAAP;

(l)	except as required by applicable Law or in the ordinary course of business, the Company shall not, nor shall it permit any of its Subsidiaries to, (i) make, change or rescind any material tax election, (ii) take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any Tax Return or the payment of any Tax, (iii) settle any material Tax claim or assessment in excess of $1 million, (iv) surrender any right or claim to a Tax refund, or (v) materially amend any of its transfer pricing policies; and

(m)	the Company shall promptly, after the matter in question comes to the attention of an individual to whom the definition of knowledge of the Company applies, advise Acquisitionco in writing:
(i)	of any event, condition or circumstance that would be reasonably expected to cause any representation or warranty of the Company contained in this Agreement to be materially untrue at the Effective Time (or, in the case of any representation or warranty made as of a specified date, as of such specified date), in either case such that the condition in Section 6.2(b) would not be satisfied; and

(ii)	of any material breach by the Company of any covenant contained in this Agreement.
5.2 Covenants of the Company Regarding the Arrangement
(a)	Subject to the terms and conditions of this Agreement, the Company shall, and where applicable, shall cause the Subsidiaries to, perform all obligations required to be performed by the Company or any of the Subsidiaries under this Agreement, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective, as promptly as reasonably practicable, the Arrangement contemplated in this Agreement and, without limiting the generality of the foregoing, the Company shall:
(i)	upon approval of the Rights Plan Waiver Resolution and upon receipt of the requisite approval of the TSX, forthwith execute and deliver the Rights Plan Amending Agreement and cause such agreement to be and remain in full force and effect, unamended;

(ii)	use best efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 6 (to the extent the same is within its control);

(iii)	apply for (including preparing and filing promptly documents and submissions of information required or requested by any Governmental Entity in respect of such application) and use best efforts to obtain as promptly as practicable all Appropriate Regulatory Approvals required to be obtained by the Company or any of the Subsidiaries in order for the Company to consummate the transactions contemplated hereby and, in doing so, keep Acquisitionco fully informed as to the status of the proceedings related to obtaining such Appropriate Regulatory Approvals;

(iv)	except where prohibited by Law, use best efforts to (A) cooperate in all respects with Parent (including but not limited to, providing Parent with any information requested by it), in connection with any filing, application or submission with a Governmental Entity in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the transactions contemplated by this Agreement, (B) promptly notify Parent of any written communication to that party from any Governmental Entity and permit Parent to review in advance any proposed communication to any of the foregoing, (C) consult with Parent prior to participating in any substantive meeting, telephone call or discussion with any Governmental Entity in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated hereby and provide Parent the opportunity to attend and participate in any such meeting, telephone call or discussion, and (D) furnish Parent with copies of all correspondence, filings, and written communications (or a reasonably detailed summary of any oral communications) between the Company and its representatives on the one hand, and any Governmental Entity or members of their respective staffs on the other hand, with respect to this Agreement and the transactions contemplated hereby;

(v)	use best efforts to resolve such objections, if any, as may be asserted by a Governmental Entity or other person with respect to the transactions contemplated by this Agreement;

(vi)	diligently defend all lawsuits or other legal, regulatory or other proceedings to which the Company is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(vii)	carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Company or the Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

(viii)	use best efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Company which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(ix)	effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company or any of the Subsidiaries in connection with the transactions contemplated hereby;

(x)	use best efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by the Company or a Subsidiary to consummate the transactions contemplated hereby which the failure to obtain would materially and adversely affect the ability of the Company or the Subsidiaries to consummate the transactions contemplated hereby;

(xi)	retain a proxy solicitation firm to actively solicit from Securityholders proxies in favour of the resolutions to be put before the Meeting; and

(xii)	use best efforts to cause the Meeting Date to be not later than December 21, 2007 (the “Meeting Date Deadline”); provided, however, that (A) if the board of directors of the Company determines in good faith that as a result of circumstances beyond the reasonable control of the Company (including the need to provide appropriate disclosures to Securityholders in advance of the Meeting and including the failure to obtain sufficient proxies to assure approval of the Arrangement Resolution), the Meeting cannot or should not be held on or prior to the Meeting Date Deadline, the Company may by written notice to Parent extend the Meeting Date Deadline on one or more successive occasions to a later date established by the board of directors and determined by the board of directors of the Company in good faith to be necessary or appropriate as a result of such circumstances beyond the reasonable control of the Company; provided further, that the Meeting Date Deadline may not be extended pursuant to this clause (A) to a date beyond January 22, 2008, and (B) if in the reasonable judgment of the Company, a breach of this Agreement by Parent or Acquisitionco results in a delay in the Meeting, the Meeting

Date Deadline shall automatically be extended by the amount of time the Meeting has been delayed by such breach.
(b)	The Company shall not waive the application of Section 3.1 of the Rights Plan to an Acquisition Proposal unless the Acquisition Proposal is a Superior Proposal, provided that such waiver cannot be effective if the Arrangement Resolution shall have been approved by the requisite vote of the Securityholders at the Meeting.
5.3 Covenants of Acquisitionco and Parent Regarding the Performance of their Obligations
(a)	Subject to the terms and conditions of this Agreement, Acquisitionco and Parent shall perform all obligations required to be performed by them under this Agreement, cooperate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as promptly as reasonably practicable, the Arrangement contemplated by this Agreement and, without limiting the generality of the foregoing, Acquisitionco and Parent shall:
(i)	use best efforts to satisfy or cause to be satisfied as soon as reasonably practicable all conditions precedent that are set forth in Article 6 (to the extent the same is within their control);

(ii)	apply for (including providing and filing promptly documents and submissions of information required or requested by any Governmental Authority in respect of such application) and use best efforts to obtain all Appropriate Regulatory Approvals required to be obtained by Parent or Acquisitionco or any of their affiliates in order for Parent or Acquisitionco to consummate the transactions contemplated hereby and, in doing so, to keep the Company fully informed as to the status of the proceedings related to obtaining such Appropriate Regulatory Approvals, including providing the Company with copies of all related applications and notifications, in draft form, to provide the Company an opportunity to provide its reasonable comments thereon;

(iii)	except where prohibited by applicable Law, use best efforts to (A) cooperate in all respects with the Company (including providing the Company with any information requested by it, in connection with any filing, application or submission with a Governmental Entity in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity relating to any of the transactions contemplated by this Agreement, including any proceeding initiated by a private party), (B) promptly notify the Company of any written communication to that party from any Governmental Entity and permit the Company to review in advance any proposed communication to any of the foregoing, (C) consult with the Company prior to participating in any substantive meeting, telephone call or discussion with any Governmental Entity in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated hereby and provide the Company the opportunity to attend and participate in any such meeting, telephone call or discussion, and (D) furnish the Company with copies of all correspondence, filings and written communications (or a reasonably detailed summary of any oral communications) between Parent or Acquisitionco and their respective representatives on the one hand, and any Governmental Entity or members of their respective staffs on the other hand, with respect to this Agreement and the transactions contemplated hereby;

(iv)	use best efforts to resolve such objections, if any, as may be asserted by a Governmental Entity or other person with respect to the transactions contemplated by this Agreement;

(v)	diligently defend all lawsuits or other legal, regulatory or other proceedings to which either Parent or Acquisitionco is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(vi)	carry out the terms of the Interim Order and Final Order applicable to them and comply promptly with all requirements which applicable Laws may impose on Parent or Acquisitionco with respect to the transactions contemplated hereby and by the Arrangement;

(vii)	effect all necessary registrations, filings and submissions of information required by Governmental Entities from Parent or Acquisitionco or their affiliates in connection with the transactions contemplated hereby; and

(viii)	use best efforts to obtain all waivers, consents and approvals required to be obtained by Parent or Acquisitionco or any affiliate of Parent or Acquisitionco to consummate the transactions contemplated hereby which the failure to obtain would materially and adversely affect the ability of Acquisitionco or Parent to consummate the transactions contemplated hereby.
(b)	Acquisitionco and Parent shall pay all requisite filing fees and taxes thereon in relation to any filing or application in respect of any Appropriate Regulatory Approvals.

(c)	Parent, as the sole shareholder of Acquisitionco, covenants and agrees to cause Acquisitionco to take all steps, to do and perform all such acts and things, to execute and deliver all such agreements, documents and other instruments, and to pay such amounts, as are necessary or desirable to cause Acquisitionco to comply with all covenants and agreements of Acquisitionco contained herein and, upon the Arrangement becoming effective, under the Plan of Arrangement, in accordance with the terms and conditions hereof and thereof. The agreements, covenants, representations and warranties and other obligations herein (including the representations and warranties in Article 4) which are expressed to be made by Acquisitionco and Parent or by Acquisitionco or Parent are joint and several agreements, covenants, representations and warranties and obligations.

(d)	Acquisitionco and Parent shall, and Parent shall cause Acquisitionco to, make arrangements to borrow or otherwise be in possession of, prior to the Effective Date, all funds required to be provided by Acquisitionco to the Depositary (as defined in the Plan of Arrangement). In connection therewith:
(i)	Acquisitionco and Parent shall, and Parent shall cause Acquisitionco to, use its best efforts to negotiate and enter into the Definitive Financing Agreements with such third parties (it being understood that such Definitive Financing Agreements shall contain no funding or financing conditions that are broader or more onerous than the conditions set forth in Sections 6.1 and 6.2 and shall otherwise be fully consistent with this Agreement);

(ii)	without limiting the effect of the last two sentences of this Section 5.3, Acquisitionco and Parent shall, and Parent shall cause Acquisitionco to, use best efforts to satisfy all conditions in such Definitive Financing Agreements;

(iii)	neither Acquisitionco nor Parent shall enter into, or permit the entering into, of any material amendment to any Commitment Letter or Definitive Financing Agreement, nor shall Acquisitionco or Parent waive any material provision thereof or right thereunder, or acquiesce in any action or decision of any other party thereto that is adverse to the interests of Acquisitionco, Parent, the Company or any of the Securityholders;

(iv)	in the event any portion of the financing referred to in clause (i) becomes unavailable, Acquisitionco and Parent shall, and Parent shall cause Acquisitionco to, use its best efforts to arrange to obtain any such portion from alternative sources as promptly as practicable;

(v)	Parent will agree to guarantee Acquisitionco’s obligations under the financing referred to in clause (i) and shall use its best efforts to negotiate Definitive Financing Agreements with third parties in connection with such guarantee; and

(vi)	Acquisitionco and Parent shall, prior to October 31, 2007, request in writing in accordance with Section 3.2 of the Mandate Letter that the parties to the Mandate Letter enter into the “Facility Agreement” contemplated thereby not later than October 31, 2007.
Acquisitionco and Parent shall give the Company prompt notice of any breach by any party to any Commitment Letter or any Definitive Financing Agreement, or any actual or purported termination or repudiation of any such Commitment Letter or Definitive Financing Agreement, and shall keep the Company informed on a reasonably current basis in reasonable detail of the status of the arrangements to obtain such financing. For the avoidance of doubt, if such financing is not obtained, Acquisitionco shall continue to be obligated to consummate the Arrangement, and Parent shall continue to be obligated to cause Acquisitionco to consummate the Arrangement, subject to and on the terms contemplated by this Agreement. Any failure to consummate the Arrangement as a result of the failure by Acquisitionco and Parent to obtain the financing referred to in this section shall constitute a breach by Acquisitionco and Parent hereunder.
5.4 Access to Information
     Upon reasonable notice and subject to the Confidentiality Agreement, the Company agrees to provide Parent and Acquisitionco and their respective representatives, officers, directors, employees and agents and other authorized representatives and advisors (including financial advisors, counsel and accountants) (collectively, the “Representatives”) with reasonable access (in a manner that minimizes disruption to the conduct of the Company’s business) during normal business hours to the Company’s books and records and selected employees (determined jointly by the Company and Parent), and during such period, the Company shall furnish promptly to Parent all readily available information concerning its business (including regularly prepared monthly financial reports) as Parent may reasonably request; provided, however, that the Company shall not be required to permit any inspection, or to disclose any information, if in the reasonable judgment of the Company such inspection or disclosure could (a) result in the disclosure of any trade secrets of third parties, (b) violate any obligation of the Company with respect to confidentiality, (c) jeopardize protections afforded the Company under the attorney-client privilege or the attorney work product doctrine, (d) violate any Laws, or (e) materially interfere with the conduct of the Company’s business. All information obtained by Acquisitionco or Parent and their Representatives pursuant to this Section 5.4 shall be treated as “Confidential Information” for purposes of the Confidentiality Agreement.
5.5 Indemnification and Insurance
(a)	Acquisitionco and Parent and the Company agree that all rights to indemnification for acts or omissions occurring prior to or at the Effective Time existing as of the date of this Agreement in favour of the present and former directors and officers of the Company or of any of the Subsidiaries and present and former directors and officers of the Company or of any of the Subsidiaries serving or who have served at the request of the Company or any Subsidiaries as a director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise (each such present or former director or officer of the Company or of any Subsidiary being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided in its constating documents or in written contracts in effect on the date of this Agreement and required to be set forth in the Disclosure Schedule (including all provisions relating to advances for the funding of costs and expenses in connection with indemnification arrangements) shall survive the completion of the Arrangement and shall continue in full force and effect and without modification until the sixth anniversary of the date of this Agreement, and Parent and Acquisitionco will cause the Company and any successor to the Company, and the Subsidiaries (including any successors thereto), to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring at or prior to the Effective Time.

(b)	Provided the Arrangement becomes effective, for a period of not less than six years after the Effective Date the Company will, and Parent and Acquisitionco will cause the Company and any successor to the Company to, continue and maintain in effect policies of directors’ and officers’ liability insurance, without any gaps, lapses or reduction in scope or coverage, for the benefit of the Indemnified Parties in such amounts, and with such deductibles, retained amounts, coverages and exclusions and otherwise on terms and conditions no less advantageous or favourable to the Indemnified Parties than such insurance maintained by the Company immediately prior to the Effective Time and providing protection in respect of claims arising from or related to facts or events which occurred on or prior to the Effective Date, provided that in no event shall the Company be required to spend in one year as premiums for such insurance more than 250% of the annual amount currently paid by the Company. Notwithstanding any other provision of this Agreement, prior to the Effective Time the Company may, in the alternative, at its option, purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance providing coverage (on terms and conditions as or more favourable to the Indemnified Parties) for a period of up to six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date. The cost of purchasing such directors and officers’ liability insurance will not exceed 350% of the total amount paid in annual premiums by the Company for all director and officers’ liability insurance at the last renewal of the directors and officers’ liability insurance that occurred before the Effective Date.

(c)	In the event the Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in such case, proper provision shall be made so that such successors and assigns of the Company or, at Acquisitionco’s option, Acquisitionco, shall assume the obligations set forth in this Section 5.5.

(d)	Acquisitionco will ensure that the constating documents of the Company and any successor to the Company and the constating documents of the Subsidiaries (or any successor to any such subsidiary), will contain provisions with respect to indemnification now set forth in the constating documents of the Company and the subsidiaries of the Company (or equivalent provisions), as the case may be, such that all rights to indemnification existing in favour of the Indemnified Parties as provided in the constating documents of the Company and of the subsidiaries of the Company, or equivalent provisions, will survive and continue in full force and effect and without modification, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time in accordance with the terms of such constating documents, or equivalent provisions, as at the Effective Time.
5.6 Employee Benefits
(a)	Parent and Acquisitionco covenant and agree, and after the Effective Time they will cause the Company and any successor to the Company, to honour, perform or cause to be performed, and comply with the terms of all existing employment, retention, deferred compensation, incentive, termination, severance and change of control agreements and arrangements of the Company and all arrangements for the benefit of the officers or Employees of the Company party thereto, and will make available to the Company or any successor to the Company any financing required in order to make payment of amounts payable under any employment retention, deferred compensation, incentive, termination, severance and change of control agreements and arrangements. Parent and Acquisitionco also covenant and agree, and after the Effective Time Parent and Acquisitionco will cause the Company and any successor to the Company, for a period of not less than two years after the Effective Date, to deal with any Continuing Employees whose employment may be terminated after the Effective Date, in a fair and equitable manner consistent with applicable Laws and the existing termination policies of the Company and the Subsidiaries as of the date of this Agreement.

(b)	Parent and Acquisitionco covenant and agree, and after the Effective Time Parent and Acquisitionco will cause the Company and any successor to the Company (including any successor company) to honour and comply with all obligations of the Company under the Plans, as the same may be amended or modified as permitted hereunder (it being acknowledged by Parent and Acquisitionco that the Arrangement shall constitute a “Change in Control” under the agreements set out in Section 3.4 of the Disclosure Letter), and that following the Arrangement becoming effective, in circumstances specified in the Plans (for example a director of the Company ceasing to be a director, or a key executive of the Company ceasing to be an Employee of the Company or a Subsidiary) the Company will be required to pay amounts calculated under these Plans and, to the extent necessary, following the Effective Time, Acquisitionco and Parent shall make available to the Company or any successor to the Company (including any successor company) any financing required in order to make payment of amounts payable under these Plans.

(c)	From and after the Effective Time, Parent and Acquisitionco shall cause the Company to permit all Continuing Employees to participate in the benefit plans, programs, and arrangements of Parent or its subsidiaries (the “Parent Plans”) to the same extent as similarly situated employees of Parent or its subsidiaries. Continuing Employees shall be given credit under the Parent Plans for all years of service with the Company prior to the Effective Time for purposes of eligibility, vesting in respect of matching contributions under Parent Plans and the determination of rate of vacation accrual.

(d)	From and after the Effective Time, Acquisitionco shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any Parent Plan that is a group health plan to be waived with respect to the Continuing Employees and their eligible dependents to the same extent waived under comparable employee plans as of the date of this Agreement, and (ii) under the Parent Plans give each of the Continuing Employees and their eligible dependents credit for the plan year in which the Effective Time occurs toward applicable deductibles and annual out of pocket limits for expenses incurred prior to the Effective Time for which payment has been made to the same extent credited under comparable employee plans.

(e)	Parent and Acquisitionco covenant and agree, and after the Effective Time they will cause the Company and any successor to the Company, to establish a retention plan for the benefit of Continuing Employees (the “Retention Plan”) pursuant to which the Company will make aggregate payments to Continuing Employees of not less than $4 million over the 24 month period after the Effective Date. Parent and Acquisitionco will make available to the Company or any successor to the Company any financing required in order to make payment of amounts payable pursuant to the Retention Plan. The amounts payable under the Retention Plan will be in addition to any other amounts otherwise payable to Continuing Employees, including pursuant to any existing retention plans.
5.7 Covenants Regarding Non-Solicitation
(a)	The Company shall, and shall direct and cause its Representatives and the Subsidiaries and their Representatives to immediately cease and cause to be terminated any existing solicitation of or negotiations with any person (other than Parent and Acquisitionco and their respective Representatives) that may be ongoing as of the date of this Agreement with respect to an Acquisition Proposal, whether or not initiated by the Company. The Company shall immediately eliminate access to all data rooms, electronic or otherwise, in connection with the possible sale of the Company or its assets or the assets of any Subsidiary. The Company shall request, and exercise its rights to require, the return or destruction of all confidential information of the Company and the Subsidiaries that was provided to third parties by the Company after May 1, 2007 in connection with the possible sale of the Company.

(b)	The Company agrees that, except as contemplated in Section 5.8(b) or with the consent in writing of Parent or Acquisitionco, prior to the date the Arrangement Resolution is approved by the Securityholders as required by this Agreement, the Company will not, and will not authorize or permit its Representatives, the Subsidiaries and the Subsidiaries’ Representatives to: (i) solicit or knowingly encourage the making of an Acquisition Proposal by any person (other than Parent and Acquisitionco), including by way of furnishing non-public information regarding the Company and its Subsidiaries to such person, (ii) participate in any negotiations or discussions with any person (other than Parent and Acquisitionco) regarding any Acquisition Proposal made by such person, (iii) approve or recommend any Acquisition Proposal, (iv) enter into any agreement in respect of any Acquisition Proposal with the person making such Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.8(b) or (v) withdraw or modify in a manner adverse to Acquisitionco, or adopt a resolution withdrawing or modifying in a manner adverse to Acquisitionco, the recommendation of the board of directors of the Company that the Securityholders vote in favour of the Arrangement Resolution it being understood and agreed that a failure by the board of directors to affirm the approval or recommendation of the board of directors of the Company of the transactions contemplated hereby within ten Business Days after an Acquisition Proposal has been publicly announced will be deemed to be an adverse modification; provided, however, that prior to the date the Arrangement Resolution is approved by the Securityholders as required by this Agreement, nothing contained in this Agreement shall prevent (A) the board of directors of the Company from approving or recommending an Acquisition Proposal or (B) the Company from entering into an agreement (subject to compliance with Sections 5.7(c) and 7.2(c)) or engaging in negotiations or discussions with any person who has made a bona fide Acquisition Proposal that was not solicited or knowingly encouraged in breach of this Section 5.7(b), or with any Representative of any such person, where the board of directors of the Company determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that the Acquisition Proposal constitutes (or would constitute, if consummated in accordance with its terms), or could reasonably be expected to result in, a Superior Proposal.

(c)	Notwithstanding the provisions of Section 5.7(b) above or any other provision of this Agreement, the Company may accept, approve, recommend or enter into any agreement with any person providing for or to facilitate any Acquisition Proposal (a “Proposed Agreement”) if (i) such Acquisition Proposal constitutes (or would constitute, if consummated in accordance with its terms) a Superior Proposal, and (ii) the Company provides Acquisitionco with a copy of such Proposed Agreement not less than five Business Days prior to its proposed execution by the Company. During such five Business Day period, the Company acknowledges and agrees that Acquisitionco shall have the opportunity, but not the obligation, to deliver to the Company a binding offer to amend the terms of this Agreement (an “Amended Offer”) and the Company shall negotiate in good faith with Acquisitionco during such five Business Day period with respect to any Amended Offer. Any such Amended Offer must be accompanied by a form of amendment to this Agreement duly executed on behalf of Parent and Acquisitionco, and with evidence satisfactory to the Company acting reasonably that the Parent and Acquisitionco have made adequate arrangements to ensure that required funds will be available to the Parent for the consummation of the transaction reflected in the Amended Offer. The board of directors of the Company shall review any Amended Offer submitted by Acquisitionco within such five Business Day period. If the board of directors of the Company determines in light of the Amended Offer that the Proposed Agreement no longer constitutes a Superior Proposal when compared to the Amended Offer:
(i)	the Company shall not enter into the Proposed Agreement or support in any way the Acquisition Proposal reflected in the Proposed Agreement;

(ii)	the Company’s board of directors shall not withdraw, modify or change its recommendation of the Arrangement on account of the Proposed Agreement; and

(iii)	the Company, Parent and Acquisitionco shall enter into an amendment to this Agreement in the form accompanying the Amended Offer.
If the board of directors of the Company continues to believe, acting in good faith and in the proper discharge of its fiduciary duties (after consultation with its financial advisor and its outside legal counsel) that the Acquisition Proposal provided for in the Proposed Agreement continues to be a Superior Proposal when compared to the Amended Offer, and therefore rejects the Amended Offer, or if Acquisitionco fails to submit an Amended Offer during such five Business Day period, the Company shall be entitled to enter into the Proposed Agreement upon payment to Acquisitionco of the Termination Fee. The Company acknowledges and agrees that each successive modification of any Acquisition Proposal that changes the proposed purchase price payable under or that materially changes the non-price terms of such Acquisition Proposal shall initiate an additional notice period of three Business Days. If the Company provides Acquisitionco with a notice under this section on a date that is less than five Business Days prior to the Meeting, the Company shall adjourn the Meeting to a date that is not less than five Business Days and not more than ten Business Days after the date of such notice.
(d)	The Company shall ensure that its Representatives are aware of the provisions of this Section 5.7, and the Company shall be responsible for any breach of this Section 5.7 by such Representatives.
5.8 Notification of Acquisition Proposal
(a)	The Company will promptly (and in any event within two Business Days) notify Acquisitionco first orally and then in writing of any proposal or offer constituting an Acquisition Proposal, or any request for non-public information that would reasonably be expected to lead to an Acquisition Proposal, of which any of its officers or directors become aware, received by the Company after the date of this Agreement. Such written notice will include a copy of any written Acquisition Proposal (and any amendment thereof) which has been received by the Company or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of such Acquisition Proposal, the identity of the person making such Acquisition Proposal and such other material details of such

Acquisition Proposal as Acquisitionco may reasonably request. The Company shall promptly advise Acquisitionco of any material change to the status or terms of such Acquisition Proposal.

(b)	If (i) the board of directors of the Company determines in good faith after consultation with the Company’s financial advisors and outside legal counsel, that an Acquisition Proposal constitutes (or would constitute, if consummated in accordance with its terms), or could reasonably be expected to result in, a Superior Proposal, and (ii) such Acquisition Proposal does not by its terms contemplate a due diligence investigation lasting more than five Business Days to be undertaken by the person making such Acquisition Proposal, then, and only in such case, the Company may, subject to the execution of a confidentiality agreement by the person who made such Acquisition Proposal containing confidentiality restrictions, taken as a whole, not materially less favourable to the Company than the confidentiality restrictions in the Confidentiality Agreement (or in reliance on a confidentiality agreement that was entered into prior to the date of this Agreement), provide such person or any Representative, affiliate, lender or other actual or prospective financing source of such person with, or access to, non-public information regarding the Company and the Subsidiaries, provided that:
(iii)	a confidentiality agreement entered into prior to the date of this Agreement may be amended by the Company to expressly permit such other party to make an Acquisition Proposal; and

(iv)	the Company will promptly provide Acquisitionco with, or access to, all non-public information provided by the Company to such other person after receipt of such Acquisition Proposal and not previously provided to Acquisitionco or Parent and provide Acquisitionco with access to all further non-public information regarding the Company provided to such other person not previously provided to Acquisitionco or Parent.
5.9 Permitted Activities
     Nothing contained in this Agreement shall prohibit or prevent the Company or its board of directors or officers from: (a) making any disclosure of or in relation to an Acquisition Proposal prior to the Effective Time if, in the good faith judgment of the board of directors, after consultation with outside legal counsel, such disclosure is necessary for the directors or officers of the Company to act in a manner consistent with their duties or is otherwise required under applicable Laws, including obligations under Rule 14e-2 under the Exchange Act, if applicable; (b) responding, within the time and in the manner required by applicable Laws, to any take-over bid or tender or exchange offer made for Common Shares or any other securities of the Company; or (c) taking any other action in relation to an Acquisition Proposal to the extent required under applicable securities Laws or orders or otherwise mandated by any Governmental Entity.

5.10 Pre-Acquisition Reorganizations
(a)	The Company agrees that, upon request by Acquisitionco, the Company shall, and shall cause the Subsidiaries to, in each case, at the expense of Acquisitionco, use its commercially reasonable efforts to:
(i)	effect such reorganization of its business, operations and assets and the integration of other affiliated businesses of the Company or the Subsidiaries as Acquisitionco may request, acting reasonably (each a “Pre-Acquisition Reorganization”); and

(ii)	cooperate with Parent and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken.
(b)	Parent and Acquisitionco acknowledge and agree, and shall ensure, that the Pre-Acquisition Reorganization shall (i) not impede, delay or prevent consummation of the Arrangement (including by giving rise to litigation by third parties), (ii) be such that, in the opinion of the Company, acting reasonably, would not prejudice the Securityholders, (iii) not require the Company to obtain the approval of any holders of Common Shares, (iv) not unreasonably interfere with the business, operations or contracts of the Company or the Subsidiaries, (v) not reasonably be expected to result in any Taxes being imposed on the Company or its Subsidiaries incrementally greater than the Taxes which would be imposed in the absence of such Pre-Closing Reorganization and (vi) not be considered in determining whether a representation, warranty or covenant of the Company hereunder has been breached. Parent and Acquisitionco acknowledge that the Pre-Acquisition Reorganization could require the consent of third parties under applicable contracts.

(c)	Acquisitionco shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Effective Date. Upon receipt of such notice, Acquisitionco and the Company shall, at the expense of Acquisitionco, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganizations. The parties shall seek to have any such Pre-Acquisition Reorganization made effective immediately prior to or contemporaneously with the Effective Time or failing that as of the last moment of the day ending immediately prior to the Effective Date, or such other time as Acquisitionco reasonably requests (but after Acquisitionco shall have waived (subject to applicable Laws) all conditions referred to in Sections 6.1, 6.2 and 6.3 or confirmed that all conditions referred to in Sections 6.1, 6.2 and 6.3 have been satisfied).

(d)	No such Pre-Acquisition Reorganization will be made effective unless (i) Acquisitionco shall have waived (subject to applicable Laws) or confirmed that all conditions referred to in Sections 6.1, 6.2 and 6.3 have been satisfied and the Company is reasonably certain that the Arrangement will become effective; and (ii) such Pre-Acquisition Reorganization can be made effective immediately prior to or contemporaneously with the Effective Time or such Pre-Acquisition Reorganization can be reversed or unwound without adversely affecting the Company, the Subsidiaries, or its Securityholders in the event the Arrangement does not become effective and this Agreement is terminated and (iii) the Company, the Subsidiaries and their respective officers, directors, employees, agents, advisors and representatives shall be indemnified (jointly and severally) by Parent and Acquisitionco from and against any and all liabilities, losses, damages, claims, costs (including Taxes), expenses (including legal fees, professional fees, and disbursements), interest, awards, judgments and penalties suffered or incurred by any of them in connection with, in respect of, or as a result of any Pre-Acquisition Reorganization or (iv) the Company otherwise agrees.
(e)	If the Arrangement is not completed, Acquisitionco will forthwith reimburse the Company for all reasonable fees and expenses (including any professional fees and expenses) incurred by the Company and the Subsidiaries in considering and effecting a Pre-Acquisition Reorganization and shall be responsible for any costs of the Company and the Subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected at Acquisitionco’s request prior to termination of this Agreement. The obligation of Acquisitionco to reimburse the Company for fees and expenses and be responsible for costs as set out in this Section 5.10 and the indemnity described in clause 5.10(d)(iii) will be in addition to any other obligation hereunder and will survive termination of this Agreement indefinitely.
5.11 Proxies Received
     The Company shall advise Acquisitionco as Acquisitionco may reasonably request, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution and Rights Plan Waiver Resolution.
5.12 Cooperation with Financing
     Following the date of this Agreement and until the earlier of the Effective Time or the date on which this Agreement is terminated in accordance with its terms, the Company shall use commercially reasonable efforts to provide any cooperation reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Subsidiaries) in connection with obtaining the financing contemplated by the Commitment Letters. Neither the Company nor any Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with the financing prior to the Effective Time.

ARTICLE 6
CONDITIONS
6.1 Mutual Conditions
     The respective obligations of the parties hereto to consummate the Arrangement shall be subject to the satisfaction of, or mutual waiver by Parent (on its own behalf and on behalf of Acquisitionco) and the Company on or before the Effective Date of, each of the following conditions, which are for the mutual benefit of Parent and Acquisitionco, on the one hand, and the Company, on the other hand, and which may be waived, in whole or in part, by Parent (on its own behalf and on behalf of Acquisitionco) and the Company at any time:
(a)	the Arrangement Resolution shall have been approved by the Securityholders at the Meeting in accordance with the Interim Order and applicable Laws;

(b)	the Interim Order and the Final Order shall each have been obtained and shall not have been set aside or modified in a manner that would have a Material Adverse Effect on the Company or a material adverse effect on Parent;

(c)	no provision of any applicable Laws shall be in effect, and no judgment, injunction, order or decree shall have been entered since the date of this Agreement and shall be in effect, that makes the Arrangement illegal or otherwise restrains, enjoins or otherwise prohibits the consummation of the Arrangement, except where the violation of such Law, judgment, injunction, order or decree that would occur if the Arrangement were consummated would not have a Material Adverse Effect on the Company or a material adverse effect on Parent; and

(d)	each Appropriate Regulatory Approval shall have been obtained (or concluded or, in the case of waiting or suspensory periods, expired or been terminated) and be in full force and effect (and shall not be subject to any stop-order or proceeding seeking a stop-order or revocation) except where the failure to obtain such Appropriate Regulatory Approval results from or is attributable to Parent’s or Acquisitionco’s failure to comply or consent to the compliance with any condition that does not constitute a Materially Burdensome Condition. For purposes of this Agreement, except as otherwise agreed to by the parties, a condition shall be deemed to be a “Materially Burdensome Condition” if (i) such condition is imposed by the Minister under the Investment Canada Act as a prerequisite to the granting of the Investment Canada Act Approval and (ii) compliance with such condition would impose significant material burdens on the Company or Parent.
6.2 Additional Conditions to the Obligations of Acquisitionco and Parent
     The obligations of Acquisitionco and Parent to consummate the Arrangement shall be subject to the satisfaction of the following conditions (each of which is for the exclusive benefit of Acquisitionco and Parent and may be waived by Parent on behalf of itself and Acquisitionco) on or before the Effective Date:

(a)	the Company shall have complied in all material respects with its covenants in this Agreement required to be complied with by the Company on or before the Effective Date;

(b)	the representations and warranties of the Company in Article 3 shall be true and correct as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date) except (i) as affected by transactions, changes, conditions, events or circumstances contemplated or permitted by this Agreement or (ii) for breaches of representations and warranties which in the aggregate do not have a Material Adverse Effect on the Company, provided however that for the purposes of determining the truth and correctness of any such representations and warranties, all qualifications using the term Material Adverse Effect and “in all material respects” (or any similar phrase) shall be disregarded;

(c)	since the date of this Agreement, there has not occurred any event that has resulted in a Material Adverse Effect on the Company;

(d)	Acquisitionco will have received a certificate of the Company signed by a senior officer of the Company and dated the Effective Date certifying that the conditions set out in Sections 6.2(a) and 6.2(b) have been satisfied which certificate will cease to have any force and effect after the Effective Time; and

(e)	the holders of the Common Shares shall have approved the Rights Plan Waiver Resolution and the Rights Plan Amending Agreement shall have been executed and delivered.
6.3 Additional Conditions to the Obligations of the Company
     The obligations of the Company to consummate the Arrangement shall be subject to satisfaction of the following conditions (each of which is for the exclusive benefit of the Company and may be waived by the Company) on or before the Effective Date:
(a)	each of Parent and Acquisitionco shall have complied in all material respects with its covenants in this Agreement required to be complied with by Parent or Acquisitionco on or before the Effective Date;

(b)	the representations and warranties of Parent and Acquisitionco in Article 4 shall be true and correct as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties shall have been true and correct as of that date) except (i) as affected by transactions, changes, conditions, events or circumstances contemplated or permitted by this Agreement or (ii) for breaches of representations and warranties which in the aggregate do not have a material adverse effect on the ability of Parent or Acquisitionco to consummate the transactions contemplated by this Agreement; provided, however, that for purposes of determining the truth and correctness of any of such representations and warranties, all qualifications using the terms “material adverse effect” and “in all material respects” (or any similar phrase) shall be disregarded;

(c)	the Company shall have received a certificate of Parent and Acquisitionco, signed by a senior officer of Parent and Acquisitionco and dated the Effective Date, certifying that the conditions set out in Sections 6.3(a) and 6.3(b) have been satisfied, which certificate will cease to have any force and effect after the Effective Time; and

(d)	Acquisitionco shall have deposited with the Depositary (as defined in the Plan of Arrangement) sufficient funds to complete the transactions contemplated by Section 3.1 of the Plan of Arrangement and the Depositary shall have confirmed to the Company the receipt of such funds, which will be held by the Depositary in an escrow or restricted account pursuant to an agreement among Acquisitionco, Acquisitionco’s lenders and the Depositary, in a form satisfactory to the Company, acting reasonably, pursuant to which the Depositary will be irrevocably authorized and instructed to release the funds to the Securityholders, in its capacity as depositary in respect of the Arrangement, upon the Arrangement becoming effective.
6.4 Satisfaction of Conditions
     The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time. Notwithstanding anything in this Article 6, Article 7 or any other provision of this Agreement to the contrary, at any time after the date that is two Business Days following the Satisfaction Date: (a) the obligations of Acquisitionco and Parent to consummate the Arrangement shall not be subject to the satisfaction of any of the conditions set forth in Section 6.1 or Section 6.2 (or any other conditions or contingencies whatsoever), all such conditions being deemed to have been fully satisfied or waived; and (b) in no event shall Acquisitionco or Parent be entitled to terminate this Agreement for any reason whatsoever, including pursuant to any provision of Section 7.2.
ARTICLE 7
AMENDMENT AND TERMINATION
7.1 Amendment
     Subject to any requirements imposed by applicable Laws or by the Court, this Agreement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the parties hereto, and any such amendment may, without limitation:
(a)	change the time for performance of any of the obligations or acts of the parties, including an extension of the Termination Date;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)	waive compliance with or modify any conditions precedent herein contained;
provided, however, that, no such amendment may reduce or otherwise adversely affect the consideration to be received by the Securityholders under the Arrangement without their approval at the Meeting or, following the Meeting, without their approval given in the same manner as required by applicable Laws for the approval of the Arrangement as may be required by the Court.
7.2 Termination
     This Agreement may be terminated:
(a)	by the mutual agreement of the Company and Acquisitionco (without the need for any action on the part of the Securityholders);

(b)	by Acquisitionco upon written notice to the Company within 10 Business Days if (i) the board of directors of the Company shall have failed to recommend or has withdrawn or modified or changed in a manner adverse to Acquisitionco its approval or recommendation of the Arrangement, or (ii) the board of directors of the Company shall have approved or recommended a Superior Proposal;

(c)	by the Company upon written notice to Acquisitionco in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 5.8 and the payment of the Termination Fee required to be paid pursuant to Section 7.5;

(d)	by either the Company or Acquisitionco, upon written notice by either one to the other:
(i)	if the Effective Date does not occur on or before the Termination Date, except that the right to terminate this Agreement under this Section 7.2(d)(i) shall not be available to any party to this Agreement whose failure to fulfil any of its obligations has been a significant cause of, or resulted in, the failure of the Effective Date to occur by such date;

(ii)	if the Meeting is held and the Arrangement Resolution is not passed by the Securityholders in accordance with applicable Laws and the Interim Order or the Rights Plan Waiver Resolution is not passed by the holders of Common Shares in accordance with applicable Laws; or

(iii)	if (A) any applicable Laws make the consummation of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited and such Laws have become final and non-appealable and (B) the violation of such Laws that would occur if such transactions were consummated would have a Material Adverse Effect on the Company or a material adverse effect on Parent;
(e)	by the Company upon written notice to Acquisitionco if Acquisitionco at any time prior to the Effective Date is in breach of its representations or obligations pursuant to Section 4.7 or does not provide the Depositary under the Plan of Arrangement with sufficient funds to complete the transactions contemplated by Section 3.1 of the Plan of Arrangement as required pursuant to Section 4.7;

(f)	by either the Company or Acquisitionco upon written notice by either one to the other, if (i) a final and non-appealable order of a United States or Canadian court having jurisdiction has been entered and remains in effect, that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited, and (ii) the violation of such order that would occur if such transactions were consummated would have a Material Adverse Effect on the Company or a material adverse effect on Parent;

(g)	by Acquisitionco upon written notice to the Company, during the period beginning on the Meeting Date Deadline and ending on the earlier of (i) the date immediately prior to the Meeting Date or (ii) the date 10 days after the Meeting Date Deadline, if the Meeting shall not have been held by the Meeting Date Deadline (as the Meeting Date Deadline may have been extended pursuant to Section 5.2(a)(xii)); and

(h)	by the Company upon written notice to Acquisitionco, during the period beginning on the Meeting Date Deadline and ending on the earlier of (i) the date immediately prior to the date on which Parent enters into the Definitive Financing Documents or (ii) the date 10 days after the Meeting Date Deadline, if Parent shall not have entered into the Definitive Financing Documents by the Meeting Date Deadline (as the Meeting Date Deadline may have been extended pursuant to Section 5.2(a)(xii)).
7.3 Effect of Termination
     If this Agreement is terminated, no party shall have any further liability to perform its obligations hereunder except for the provisions of this Section 7.3 and Sections 2.6(d), 5.3(b), 5.5, 5.9, 7.5, 8.3, 8.10 and 8.13 and except as provided for in Section 5.12; provided that neither the termination of this Agreement nor anything contained in this Section 7.3 shall relieve any party from any liability for any wilful and knowing breach by such party of this Agreement; provided further, that nothing in this Agreement shall operate to limit any party’s liability for any breach of its obligations to consummate the Arrangement or the other transactions contemplated by this Agreement when required to do so (regardless whether or not such breach is wilful or knowing).

7.4 Notice of Unfulfilled Conditions
     If Parent or Acquisitionco determines at any time prior to the Effective Date that it intends to refuse to complete the transactions contemplated hereby because of any unfulfilled or unperformed condition contained in this Agreement, it will notify the Company forthwith upon making such determination in order that the Company will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Termination Date. Neither Parent nor Acquisitionco may exercise the termination right arising therefrom unless forthwith and in any event prior to the Effective Time, it has given a written notice to the Company specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which it is asserting as the basis for the nonfulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that the Company is proceeding diligently to cure such matter, if such matter is susceptible to being cured, Parent or Acquisitionco may not terminate this Agreement as a result thereof until the later of the Termination Date and the expiration of a period of 30 days from such notice. If such notice has been given prior to the date of the Meeting, the Meeting will at the election of the Company be postponed or adjourned and will not be held until such time as is reasonably practicable after the earlier of (a) the matter to which the notice relates being cured and (b) the expiry of such period. If such notice has been given prior to the making of application for the Final Order, such application will be postponed and will not be made until such time as is reasonably practicable after the earlier of (a) the matter to which the notice relates being cured and (b) the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result thereof.
7.5 Termination Fee
     If:
(a)	Acquisitionco shall terminate this Agreement pursuant to Section 7.2(b); or

(b)	the Company shall terminate this Agreement pursuant to Section 7.2(c); or

(c)	either the Company or Acquisitionco shall terminate this Agreement pursuant to Section 7.2(d)(ii) in circumstances where the Arrangement Resolution or the Rights Plan Waiver Resolution have not received the required approval at the Meeting and: (i) a bona fide Acquisition Proposal has been publicly announced by any person other than Acquisitionco or Parent prior to the Meeting and not withdrawn, and (ii) either (x) a transaction contemplated by an Acquisition Proposal is consummated after such termination of this Agreement and prior to the expiration of 12 months following the date of such termination of this Agreement or (y) the Company enters into a definitive agreement with respect to a transaction contemplated by an Acquisition Proposal, after such termination of this Agreement and prior to the expiration of 12 months following the date of such termination of this Agreement, and thereafter consummates such transaction; provided, however, that for purposes of this Section 7.5(c), all references to

“20%” in the definition of Acquisition Proposal shall be deemed to refer to “50%”;
then in any such case the Company shall pay to Acquisitionco the Termination Fee in immediately available funds, net of any applicable Taxes, by wire transfer to an account designated by Acquisitionco. Such payment shall be due (A) in the case of a termination specified in Section 7.5(a), within two Business Days after written notice of termination by Acquisitionco, (B) in case of a termination specified in Section 7.5(b), on or prior to the termination of this Agreement, or (C) in the case of a termination specified in Section 7.5(c), on the day of the consummation of the transaction referred to therein. The Company shall not be obligated to make more than one payment pursuant to this Section 7.5.
7.6 Effect of Termination Fee Payment
     Each of the parties acknowledges that the agreements contained in Sections 7.4 and 7.5 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the parties would not enter into this Agreement. Each party acknowledges that all of the payment amounts set out in Section 7.5 are payments of liquidated damages which are a genuine pre-estimate of the damages which the party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of an amount pursuant to Section 7.5 is the sole monetary remedy of Parent and Acquisitionco. Nothing contained herein will preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements.
ARTICLE 8
GENERAL
8.1 Investigation
     Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of any other party to this Agreement.
8.2 Non-Survival of Representations and Warranties, Covenants and Agreements
     The representations and warranties of the parties contained in this Agreement or in any certificate or other document delivered in connection herewith will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 8.2 will not limit any covenant or agreement of any of the parties which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.

8.3 Notices
     All notices and other communications hereunder will be in writing and will be delivered by courier to the particular party hereto at the following address or sent by telecopy or facsimile transmission (provided that receipt of such telecopy or transmission is confirmed or such telecopy or transmission is recorded as having been transmitted successfully) at the following number or delivered by electronic mail transmission at the following e-mail address or at such other address, telecopier number or e-mail address which any party may, from time to time, notify the other by notice given in accordance with this section:
(a)	If to the Company, at:

Aspreva Pharmaceuticals Corporation #1203 – 4464 Markham Street Victoria, British Columbia V8X 7X8 Attention: Chief Executive Officer

Facsimile No.: 250-744-2498

with copies (which shall not constitute notice) to:

McCarthy Tétrault LLP Suite 1300, Pacific Centre 777 Dunsmuir Street Vancouver, BC V7Y 1K2 Attention: Joseph A. Garcia

Facsimile No.: 604-622-5791

and to:

Farris, Vaughan, Wills & Murphy LLP Suite 2500 700 West Georgia Street Vancouver, BC V7Y 1B3 Attention: Hector Mackay-Dunn

Facsimile No.: 604-661-9349

(b)	If to Acquisitionco and Parent, at:

Galenica Canada Ltd. Untermattweg 8 Postfach CH-3001 Bern, Switzerland

Attention: Philippe Weigerstorfer

Facsimile No.: +41 31 990 85 47

and to:

Galenica AG Untermattweg 8 Postfach CH-3001 Bern, Switzerland

Attention: Philippe Weigerstorfer

Facsimile No.: +41 31 990 85 47

with copies (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP Suite 2600, 595 Burrard Street P.O. Box 49314 Vancouver, B.C. V7X 1L3

Attention: Bob Wooder

Facsimile No.: 604-631-3309
     Notice of other communication will be deemed to have been given when it is delivered by courier or, in the case of notice or communication sent by telecopy during regular business hours on a Business Day in the recipient’s city, upon the successful transmission thereof, with transmission confirmed or in the case of notice or communication by e-mail transmission during regular business hours on a Business Day in the recipient’s city, upon successful transmission thereof or at 9:00 a.m. on the next Business Day in the place of receipt if transmission is received during regular business hours in the recipient’s city and on the next Business Day in the place of receipt, if successful transmission is received outside regular business hours in the recipient’s city.
8.4 Assignment
     No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement or the Arrangement (whether by operation of Law or otherwise).
8.5 Binding Effect
     This Agreement and the Plan of Arrangement shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

8.6 Third Party Rights
     Except for the rights of the holders of Common Shares and holders of Options to receive the consideration for their Common Shares or Options following the Effective Time pursuant to the Plan of Arrangement, this Agreement is not intended to confer any rights or remedies upon any other person provided however that Section 5.6 is intended for the benefit of the employees of the Company or the Subsidiaries that are or will be party to the agreements referred to in Section 5.6 or entitled to benefits under the Plans referred to in Section 5.6, and Section 5.5 is intended for the benefit of the directors and officers of the Company or the Subsidiaries and Section 8.8(b) is intended for the benefit of the directors, officers and employees of the Company and such sections shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Beneficiaries”) and the Company and any successors to the Company shall hold the rights and benefits of Sections 5.5, 5.6 and 8.8(b) and this Section 8.6 in trust for and on behalf of the Beneficiaries and the Company hereby accepts such trust and agrees to hold the benefit of and enforce performances of such covenants on behalf of the Beneficiaries and such rights are in addition to, and not in substitution for, any other rights that any Beneficiary may have by contract or otherwise; provided however, that no approval of any beneficiary will be required in connection with any amendment or variation of Section 5.5, 5.6 or 8.8(b) or this Section 8.6 prior to the Effective Date.
8.7 Waiver and Modification
     Subject to Section 7.1, the Company, on the one hand, and Parent and Acquisitionco, on the other hand, may (a) waive, in whole or in part, any inaccuracy of, or consent to the modification of, any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party, (c) waive or consent to the modification of any of the covenants herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other hereto or (d) waive the fulfillment of any condition to its own obligations contained herein. Any waiver or consent to the modifications of any of the provisions of this Agreement, to be effective, must be in writing executed by the party or parties granting such waiver or consent and, unless otherwise provided in such written waiver, will be limited to the specific breach or condition waived. No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement, or failure of any party to assent to any of the rights provided by Law or under this Agreement shall affect that right, power or remedy or constitute or operate as a waiver thereof. The single or partial exercise of any right, power or remedy provided by Law or under this Agreement shall not preclude any further exercise of such right, power or remedy or the exercise of any other right, power or remedy. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.
8.8 No Personal Liability
(a)	No director or officer or employee of Acquisitionco or Parent or any of their respective subsidiaries shall have any personal liability whatsoever to the

Company under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Acquisitionco or Parent.

(b)	No director or officer or employee of the Company or any of the Subsidiaries shall have any personal liability whatsoever to Acquisitionco or Parent under this Agreement, or any other document delivered in connection with the Arrangement on behalf of the Company.
8.9 Further Assurances
     Subject to the conditions of this Agreement, the parties hereto will, from time to time and at all times hereafter, at the request of the other party, do all acts and things, including executing and delivering all such further deeds, agreements, transfers, documents, assurances and instruments, as shall be reasonably necessary in order to fully perform and carry out the terms and intent of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement and the parties hereto will cooperate with each other in doing those acts and things.
8.10 Public Announcements
     The Company and Parent will consult with one another regarding their respective initial news releases with respect to this Agreement and the transactions contemplated hereby, which will be in a form acceptable to both parties and will be issued and filed as soon as practicable following execution of this Agreement. Parent and the Company will consult with each other as to the general nature of any news release, public announcement or public statement with respect to this Agreement or the Arrangement and, subject to applicable Laws, will not issue any news release, public announcement or public statement inconsistent with the results of such consultation. Subject to applicable Laws, each of Parent or the Company will use its commercially reasonable efforts to enable the other to review and comment upon any news release, public announcement or public statement about this Agreement, the Arrangement and the transactions contemplated hereby (other than with respect to any confidential information contained in such disclosure) except (a) filing of a copy of this Agreement as required pursuant to applicable Laws, (b) as may be required under applicable Laws, or the rules, regulations, policies or other requirements of, or listing agreement with either the TSX or Nasdaq and (c) that, notwithstanding anything to the contrary contained in this Section 8.10 or elsewhere in this Agreement, but subject to the Company’s obligations under Sections 5.7 and 5.8, the Company will have no obligation to consult with Parent prior to, or permit Parent to review or comment upon, any disclosure by the Company with respect to any Acquisition Proposal.
8.11 Governing Laws; Consent to Jurisdiction
     This Agreement shall be governed by, and construed in accordance with, the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement and the Arrangement.

8.12 Remedies and Waivers
(a)	Except as expressly provided herein, the rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies (express or implied) provided by common law, statute, custom or otherwise.

(b)	The parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the parties will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the parties.
8.13 Time of Essence
     Except as otherwise expressly provided in this Agreement, time is of the essence in this Agreement, both in respect of dates and periods mentioned and in respect of any dates and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.
8.14 Entire Agreement
     This Agreement and the Schedules and Exhibits hereto (qualified by and subject to, to the extent applicable as provided herein, the disclosures made in the Disclosure Letter), together with the Confidentiality Agreement, constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and cancels and supersedes all other prior agreements, arrangements, understandings, undertakings, negotiations and discussions of any nature, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between the parties hereto with respect to the subject matter hereof except as expressly set forth in this Agreement and the Confidentiality Agreement. Without limiting the generality of the foregoing, Acquisitionco and Parent acknowledge and agree that no representation, warranty or other assurance has been given by the Company in respect of any projection, forecast or other forward-looking information.
8.15 Severability
     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Arrangement is consummated as originally contemplated to the greatest extent possible.
8.16 Counterparts
     This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement on October 17, 2007 effective as of the date first written above.

GALENICA AG
By:	(Signed) Phillippe Weigerstorfer
Name:	Phillipe Weigerstorfer
Title:	Head Corporate Development

GALENICA CANADA LTD.
By:	(Signed) Phillippe Weigerstorfer
Name:	Phillipe Weigerstorfer
Title:	Director

ASPREVA PHARMACEUTICALS CORPORATION
By:	(Signed) J. William Freytag
Name:	J. William Freytag
Title:	Chairman

SCHEDULE A

APPROPRIATE REGULATORY APPROVALS
(i)	Investment Canada Act Approval

(ii)	Consent of the TSX of the Rights Plan Amending Agreement

SCHEDULE B
ARRANGEMENT RESOLUTION
RESOLUTION OF THE SECURITYHOLDERS
OF ASPREVA PHARMACEUTICALS CORPORATION (the “Company”)
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
A. The arrangement (as may be modified or amended, the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) involving the Company and its securityholders, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the “Plan of Arrangement”) attached as Appendix • to the Management Information Circular of the Company dated •, 2007 (the “Information Circular”), is hereby authorized, approved and agreed to.
B. The Combination Agreement dated as of October 17, 2007 among Parent, Acquisitionco and the Company, as may be amended from time to time (the “Combination Agreement”), the actions of the directors of the Company in approving the Arrangement and the Combination Agreement and the actions of the directors and officers of the Company in executing and delivering the Combination Agreement and causing the performance by the Company of its obligations thereunder be, and they are hereby confirmed, ratified, authorized and approved.
C. Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by the securityholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company be, and they are hereby, authorized and empowered without further approval of the securityholders of the Company (i) to amend the Combination Agreement or the Plan of Arrangement to the extent permitted by the Combination Agreement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Combination Agreement).
D. Any one director or officer of the Company be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

SCHEDULE C
RIGHTS PLAN WAIVER RESOLUTION
RESOLUTION OF THE HOLDERS OF COMMON SHARES
OF ASPREVA PHARMACEUTICALS CORPORATION (the “Company”)
BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
A. The amendment to the Shareholder Rights Plan Agreement, dated as of February 4, 2005 (the “Rights Plan”) between the Company and Computershare Investor Services Inc. as rights agent (the “Rights Agent”), which amendment supplements the definition of “Acquiring Person” to exclude from such definition Acquisitionco and Parent (each as defined in the Combination Agreement dated as of October 17, 2007 (the “Combination Agreement”), among Parent, Acquisitionco and the Company) if either becomes the Beneficial Owner (as defined in the Rights Plan) of 20% or more of the outstanding Voting Shares (as defined in the Rights Plan) pursuant to the Combination Agreement and any transactions contemplated by the Combination Agreement, including the plan of arrangement, is hereby consented to pursuant to the Rights Plan.
B. Any one director or officer of the Company be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

SCHEDULE D
FORM OF PLAN OF ARRANGEMENT
PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
ARTICLE 1
INTERPRETATION
1.1 In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:
(a)	“Acquisitionco” means Galenica Canada Ltd., a Canadian corporation;

(b)	“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set forth in this Plan of Arrangement and any amendment, variation or supplement thereto made (i) in accordance with Section 7.1 of the Combination Agreement, (ii) in accordance with Article 6, or (iii) at the direction of the Court in the Final Order;

(c)	“Arrangement Resolution” means the resolution of the Securityholders approving the Arrangement in accordance with Section 289 of the BCBCA;

(d)	“BCBCA” means the Business Corporations Act (British Columbia) S.B.C. 2002, c.57 including all regulations made thereunder, as amended;

(e)	“Business Day” means any day on which commercial banks are generally open for business in Bern, Switzerland, London, England, and Vancouver, British Columbia other than a Saturday, Sunday or a day observed as a holiday in Bern, Switzerland, London, England under the laws of Switzerland or England or in Vancouver under the laws of the Province of British Columbia or federal laws of Canada;

(f)	“Combination Agreement” means the agreement made as of October 17, 2007 among Parent, Acquisitionco and the Company, as the same may be supplemented or amended from time to time;

(g)	“Common Shares” means the issued and outstanding common shares in the capital of the Company, from time to time, including the associated rights under the Rights Plan;

(h)	“Common Shareholders” means the Holders of Common Shares;

(i)	“Company” means Aspreva Pharmaceuticals Corporation, a corporation existing under the laws of the Province of British Columbia;

(j)	“Court” means the Supreme Court of British Columbia;

(k)	“Depositary” means such institution as Acquisitionco may determine prior to the mailing of the Letter of Transmittal by notice in writing to the Company;

(l)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section 4.1;

(m)	“Dissenting Shares” means the Common Shares held by Dissenting Shareholders;

(n)	“Dissenting Shareholders” means Common Shareholders who have duly and validly exercised their Dissent Rights in strict compliance with the Dissent Rights and such Dissent Rights have not terminated;

(o)	“Effective Date” means the later of: (a) the date upon which all of the conditions to the completion of the Arrangement as set out in Article 6 of the Combination Agreement have been satisfied or waived in accordance with the Combination Agreement and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the parties thereto, acting reasonably, or (b) January 3, 2008, or such other date as the parties to the Combination Agreement may agree;

(p)	“Effective Time” means the time on the Effective Date as specified in writing by the Company in a notice delivered to the other parties to the Combination Agreement;

(q)	“Final Order” means the order of the Court approving the Arrangement under Section 291 of the BCBCA as such order may be affirmed, amended or modified by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended on appeal;

(r)	“Holder”, when used with reference to (a) Common Shares, means the holder of such shares shown from time to time in the central securities register maintained by or on behalf of the Company in respect of the Common Shares, and (b) Options, means the holder of such Option shown from time to time in the central securities register maintained by or on behalf of the Company in respect of the Options;

(s)	“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court;

(t)	“Letter of Transmittal” means the letter of transmittal to be delivered by the Company to the Securityholders providing for the delivery of the Common Shares and Options, as applicable, to the Depositary;

(u)	“Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, lease, option, right or third parties or other charge or encumbrance, including the lien of retained title of a conditional vendor, and any easement, servitude, right-of-way or other encumbrance on title to real or immovable property or personal or movable property;

(v)	“Meeting” means the special meeting of the Securityholders, including any adjournment, adjournments, postponement or postponements thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and the Rights Plan Resolution;

(w)	“Notice of Dissent” means a notice of dissent duly and validly given by a Holder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(x)	“Option Consideration” means a cash amount equal to the excess, if any, of (i) the product of the number of Common Shares underlying the particular Option and the Purchase Price over (ii) the aggregate exercise price payable under such Option by the holder to acquire the Common Shares underlying such Option (or if the exercise price of such Option under the terms of such Option is expressed in Canadian currency, the U.S. dollar equivalent of such exercise price determined by using the U.S. Dollar/Canadian Dollar Daily Noon Rate as published by the Bank of Canada on the Business Day prior to the Effective Date);

(y)	“Optionholder” means a Holder of Options;

(z)	“Options” means the options to acquire common shares in the capital of the Company granted under the Stock Option Plan;

(aa)	“Parent” means Galenica AG, a company organized under the laws of Switzerland;

(bb)	“Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions means this plan of arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made from time to time in accordance with the terms hereof, the Combination Agreement or made at the direction of the Court in the Final Order;

(cc)	“Purchase Price” means $26.00 for each Common Share less the amount of any dividend or distribution paid in respect of each Common Share from the date hereof to the Effective Time;

(dd)	“Rights Plan” means the shareholder rights plan of the Company established pursuant to the Shareholder Rights Plan Agreement dated as of February 4, 2005 between the Company and Computershare Investor Services Inc., as rights agent;

(ee)	“Rights Plan Resolution” means the ordinary resolution of the Holders of Common Shares attached to the Combination Agreement as Schedule C;

(ff)	“Securityholders” at any time means, collectively, the Common Shareholders and Optionholders at such time;

(gg)	“Stock Option Plan” means the Aspreva 2002 Incentive Stock Option Plan of the Company; and

(hh)	“Tax Act” means the Income Tax Act (Canada).
1.2 Interpretation Not Affected by Headings, etc.
     The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.
1.3 Number and Gender
     In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa. Words importing gender include all genders.
1.4 Date of Any Action
     In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
1.5 Time
     Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.
1.6 Currency
     Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States.

ARTICLE 2
EFFECT OF THE ARRANGEMENT
2.1 At the Effective Time, the Arrangement shall be binding upon the Company, the Holders, Acquisitionco and Parent.
ARTICLE 3
ARRANGEMENT
3.1 The Arrangement
     Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur at the times set out below, in each case without any further authorization, act or formality of the Company, any Holder, Acquisitionco or any other person.
(a)	At the Effective Time:
(i)	all of the Options granted and outstanding immediately prior to the Effective Time will be transferred by the holders thereof to the Company in exchange for a cash payment equal to the Option Consideration, payable to each Optionholder in respect of each Option transferred by such Optionholder;

(ii)	with respect to each Option, the holder thereof will cease to be the holder of such Option, will cease to have any rights as a holder in respect of such Option or under the Stock Option Plan, and such holder’s name will be removed from the registers of Options with respect to such Options;

(iii)	the Stock Option Plan will be cancelled;
(b)	Immediately after the steps in Section 3.1(a) occur:
(i)	all Common Shares outstanding immediately prior to the Effective Time (including Dissenting Shares and any Common Shares issued pursuant to the exercise of any Option duly exercised prior to the Effective Time in accordance with the provisions of the Stock Option Plan and the option agreement evidencing any such Option), will be and be deemed to be transferred by the Common Shareholders to Acquisitionco (free and clear of any Liens) in exchange for a cash payment equal to (A) the Purchase Price for each Common Share other than Dissenting Shares, (B) the fair value as set out in Section 4.1(a) for each Dissenting Share to which Section 4.1(a) applies, and (C) in respect of any Common Shareholder who exercises Dissent Rights and who is ultimately not entitled to be paid fair value for the Common Shares in respect of which they have exercised Dissent Rights, the Purchase Price for each such Common Share; and

(ii)	with respect to each Common Share:
(A)	the holder thereof will cease to be the holder of such Common Share;

(B)	the holder’s name will be removed from the central securities register with respect to such Common Shares; and

(C)	legal and beneficial title to such Common Share will vest in Acquisitionco and Acquisitionco will be and be deemed to be the transferee and legal and beneficial owner of all Common Shares (free and clear of any Liens) and will be entered in the central securities register as the sole holder thereof and the former holder and beneficial owner of such Common Share will cease to have any rights as a shareholder in respect of such Common Share.
3.2 Adjustments to Consideration
     The consideration payable with respect to each Common Share transferred pursuant to Section 3.1(b)(i)(A) or (C) and each Option terminated and cancelled pursuant to Section 3.1(a) will be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Common Shares other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to Common Shares effected in accordance with the terms of the Combination Agreement occurring after the date of the Combination Agreement and prior to the Effective Time.
ARTICLE 4
DISSENT RIGHTS
4.1 Rights of Dissent
     Pursuant to the Interim Order, each Common Shareholder may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA as modified by this Article 4 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement. Common Shareholders who duly exercise such rights of dissent and who:
(a)	are ultimately determined to be entitled to be paid fair value for the Common Shares in respect of which they have exercised Dissent Rights will be deemed to have irrevocably transferred such Common Shares to Acquisitionco pursuant to Section 3.1(b)(i)(B) in consideration of such fair value; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for the Common Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a Common Shareholder that has not exercised Dissent Rights, as at and from the time specified in Section 3.1(b) for the consideration set forth in Section 3.1(b)(i)(C);

but in no case will Parent, Acquisitionco, the Company or any other person be required to recognize such holders as Common Shareholders after the completion of the step set forth in Section 3.1(a) and each Dissenting Shareholder will cease to be entitled to the rights of a Common Shareholder in respect of the Common Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register will be amended to reflect that such former holder is no longer the holder of such Common Shares as and from the Effective Time.
ARTICLE 5
CERTIFICATES AND PAYMENTS
5.1 Payments of Consideration
(a)	At or before the Effective Time, Acquisitionco will deposit, and Parent will cause Acquisitionco to deposit, with the Depositary in escrow for the benefit of the Common Shareholders, cash in the aggregate amount equal to the payments contemplated by Section 3.1(b)(i) (calculated without reference to whether any Common Shareholders have exercised or may exercise Dissent Rights). As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were exchanged under the Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Common Shareholder of such surrendered certificate will be entitled to receive in exchange therefor, the cash which such Common Shareholder has the right to receive under the Arrangement for such Common Shares, less any amounts withheld pursuant to Section 5.4 and any certificate so surrendered will forthwith be cancelled. The cash deposited with the Depositary will be held in an interest-bearing account and any interest earned on such funds will be for the account of Acquisitionco.

(b)	At or before the Effective Time, Acquisitionco will deposit with the Depositary in escrow for the benefit of the Optionholders, cash in the aggregate amount equal to the payments contemplated by Section 3.1(a). As soon as practicable following the later of the Effective Date and the delivery to the Depositary by or on behalf of a former holder of any Option of a duly completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the former holder of such Option, as reflected on the registers maintained by or on behalf of the Company in respect of Options will be entitled to receive the cash payment which such former holder is entitled to receive pursuant to Section 3.1(a) less any amounts withheld pursuant to Section 5.4.

(c)	Until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Time represented Common Shares will be deemed after the time described in Section 3.1(b)(i) to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 5.1, less any amounts withheld pursuant to Section 5.4.

(d)	Subject to Section 5.3, the Company, Acquisitionco and Parent will cause the Depositary, (i) in the case of a former holder of Common Shares, as soon as practicable following the time the former holder becomes entitled to a cash payment in accordance with Section 5.1(a), and (ii) in the case of a former holder of Options, as soon as practicable following the time the former option holder becomes entitled to a net cash payment in accordance with Section 5.1(b), to:
(A)	forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address specified in the Letter of Transmittal; or

(B)	if requested by such former holder in the Letter of Transmittal, make available at the offices of the Depositary specified in the Letter of Transmittal for pick-up by such former holder; or

(C)	if the Letter of Transmittal neither specifies an address nor contains a request as described in Sections 5.1(d)(B) and 5.1(d)(A), forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address of such former holder as shown on registers of Options or the central securities register maintained by or on behalf of the Company in respect of Common shares, or the registers of Options maintained by or on behalf of the Company in respect of the Options, as applicable, immediately prior to the Effective Time:
a cheque representing the net cash payment, if any, payable to such former holder in accordance with the provisions hereof.

(e)	No former holder of Common Shares that were acquired by Acquisitionco pursuant to Section 3.1(b)(i) will be entitled to receive any consideration with respect to such Common Shares, other than the net cash payment, if any, which they are entitled to receive in accordance with Section 3.1(b)(i) and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.
5.2 Loss of Certificates
     In the event any certificate which immediately prior to the Effective Time represented any outstanding Common Shares that were acquired by Acquisitionco pursuant to Section 3.1(b)(i) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay in relation to for such lost, stolen or destroyed certificate, the net cash payment which the former holder of such Common Shares is entitled to receive pursuant to Section 3.1(b)(i). When authorizing such payment in relation to any lost, stolen or destroyed certificate, the person to whom the payment is made will, as a condition precedent to the delivery thereof, give a bond satisfactory to Acquisitionco, the Company and the Depositary in such sum as Acquisitionco may direct or otherwise indemnify Acquisitionco and the Company in a manner satisfactory to Acquisitionco and the Company against any claim that may be made against Acquisitionco and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.
5.3 Extinction of Rights
     If (i) any former holder of Common Shares that are acquired by Acquisitionco pursuant to Section 3.1(b)(i) fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Common Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 5.2), together with such other documents or instruments required for such former holder to receive the cash payment which such former holder is entitled to receive pursuant to Section 3.1(b)(i), or (ii) any former holder of any Option fails for any reason to deliver to the Depositary the documents or instruments required for such former holder to receive the cash payment which such former holder is entitled to receive pursuant to Section 3.1(a), in each case on or before the sixth anniversary of the Effective Date, on such sixth anniversary such former holder will be deemed to have donated and forfeited to Acquisitionco (or its successor), in the case of the Common Shares, and to the Company (or its successor), in the case of the Options, any cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such former holder to which such former holder is entitled. Any certificate formerly representing Common Shares will, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Acquisitionco and will be cancelled. Neither the Company nor Acquisitionco (or any of their respective successors) will be liable to any person in respect of any cash (including any cash previously held by the Depositary in trust for any such former holder) which is forfeited to Acquisitionco or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.
5.4 Withholding Rights
     The Company, Parent, Acquisitionco and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Securityholder under this Plan of Arrangement (including any payment to Dissenting Shareholders), such amounts as the Company, Acquisitionco or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, or any provision of provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by the Company, Acquisitionco or the Depositary, as the case may be. For the purposes hereof all such withheld amounts shall be treated as having been paid to the Securityholder in respect of which such deduction and withholding was made on account of the obligation to make payment to such Securityholder hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of the Company, Acquisitionco or the Depositary, as the case may be.

ARTICLE 6
AMENDMENTS
6.1 Amendments to Plan of Arrangement
(a)	The Company reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Acquisitionco, (iii) filed with the Court and, if made following the Meeting, approved by the Court and (iv) communicated to Securityholders in the manner required by the Court (if so required).

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Meeting (provided that Acquisitionco has consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting will be effective only if (i) it is consented to by each of the Company, Parent and Acquisitionco and (ii) if required by the Court or applicable law, it is consented to by Securityholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Acquisitionco provided that it concerns a matter which, in the reasonable opinion of Acquisitionco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Securityholder.
ARTICLE 7
FURTHER ASSURANCES
     Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Company, Parent and Acquisitionco will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

SCHEDULE E
RIGHTS PLAN AMENDING AGREEMENT
AMENDMENT TO
SHAREHOLDER RIGHTS AGREEMENT
     AMENDMENT dated as of •, 2007 (the “Amendment”), to the shareholder rights plan agreement dated as of February 4, 2005 (the “Rights Agreement”) between Aspreva Pharmaceuticals Corporation (the “Company”) and Computershare Investor Services Inc. as rights agent (the “Rights Agent”). All capitalized terms not otherwise defined herein have the meaning ascribed to such terms in the Rights Agreement.
     WHEREAS the Company entered into a Combination Agreement dated as of October 17, 2007 among Parent (the “Parent”), Acquisitionco (“Acquisitionco”) and the Company (as may be amended from time to time, the “Combination Agreement”), which Combination Agreement provides for, among other things, the acquisition of all the issued and outstanding common shares (the “Common Shares”) of the Company by Acquisitionco pursuant to a plan of arrangement under Section 288 of the Business Corporations Act (British Columbia);
     WHEREAS, the Company has represented and warranted that the transactions contemplated by the Combination Agreement will not result in Acquisitionco or the Parent in becoming an Acquiring Person, provided that holders of the Voting Shares approve this Amendment;
     WHEREAS pursuant to Section 5.4 of the Rights Agreement, the Company may supplement or amend any provision of the Rights Agreement in accordance with the provisions thereof; and
     WHEREAS the holders of the Voting Shares (other than any holder who does not qualify as an Independent Shareholder) approved this Amendment at a special meeting of the Company dated the date hereof in accordance with Section 5.4 of the Rights Agreement;
     NOW THEREFORE in consideration of the premises and the mutual agreements set forth herein:
     Section 1. Amendment to Section 1.1(a) of the Rights Plan. The definition of “Acquiring Person” in Section 1.1(a) of the Rights Plan is hereby amended as follows:
(a)	subsection (v) is created as follows:

“(v) Acquisitionco or Parent, if such Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation pursuant to the combination agreement dated October 17, 2007 among Parent, Acquisitionco and the Corporation, as such agreement may be amended from time to time and any transactions contemplated thereby, including the plan of arrangement contemplated thereby;”

(b)	subsection (iii) is hereby amended by deleting the word “or” from the end of the subsection; and

(c)	subsection (iv) is hereby amended by adding the word “or” at the end of the subsection.
     Section 2. Full Force and Effect. Except as expressly amended and supplemented hereby, the Rights Agreement shall continue in full force and effect in accordance with the provisions thereof on the date hereof.
     Section 3. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of British Columbia applicable to contracts to be made and performed entirely within such Province.
     Section 4. Severability. If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.
[next page is signature page]

     IN WITNESS WHEREOF, the Company has caused this Amendment to be duly executed as of the day and year first above written.

ASPREVA PHARMACEUTICALS CORPORATION

By:

Name:
Title:

COMPUTERSHARE INVESTOR SERVICES INC.

By:

Name:
Title:

SCHEDULE F
FORM OF SUPPORT AGREEMENT
STRICTLY PRIVATE & CONFIDENTIAL
October ___, 2007
SUPPORT AGREEMENT
TO: GALENICA CANADA LTD.
Dear Sirs:
          The undersigned shareholder of Aspreva Pharmaceuticals Corporation (the “Aspreva Shareholder”) understands that Galenica Canada Ltd. (“Galenica”) proposes to enter into an agreement (the “Combination Agreement”) with Aspreva Pharmaceuticals Corporation (“Aspreva”) pursuant to which Galenica will acquire all of the outstanding Common Shares in the capital of Aspreva (the “Aspreva Common Shares”), and all of the outstanding options to purchase Aspreva Common Shares (“Aspreva Options”) will be terminated and cancelled in exchange for a cash payment, under the plan of arrangement (the “Arrangement”), a draft of which is attached as Schedule D to the Combination Agreement. Pursuant to the Arrangement, holders of Aspreva Common Shares will receive, in exchange for Aspreva Common Shares, cash consideration per Aspreva Common Share in the amount set forth in the Combination Agreement and holders of Aspreva Options will receive a cash payment in exchange for their Aspreva Options on the terms set out therein.
          This Agreement sets out the terms and conditions of the agreement of the Aspreva Shareholder to take certain actions and to do certain things, including to vote or cause to be voted the Aspreva Common Shares and Aspreva Options, if any, owned by the Aspreva Shareholder, and the Aspreva Common Shares over which the Aspreva Shareholder has control or direction, in favour of the Arrangement Resolution approving the Arrangement.
          All capitalized terms used but not defined in this Agreement have the meaning given to such terms in the Combination Agreement.
          The Aspreva Shareholder acknowledges that Galenica would not enter into the Combination Agreement but for the execution and delivery of this Agreement by the Aspreva Shareholders.
          As used herein, the term “Securities” means any securities of Aspreva that may be voted at the Aspreva Meeting (as hereinafter defined) including any Aspreva Options or securities that result from any reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, the Aspreva Common Shares.

1. Aspreva Shareholders Commitment in Favour of the Arrangement
1.1	Non-Solicitation. Subject to the provisions of section 1.7, and provided that Galenica has entered into and complied in all material respects with its obligations under the Combination Agreement, the Aspreva Shareholder covenants and agrees in favour of Galenica that the Aspreva Shareholder shall not, directly or indirectly, take any action to solicit, initiate or encourage any Acquisition Proposal.

1.2	Voting and Proxy. Subject to the provisions of section 1.7, and provided that Galenica has entered into and complied in all material respects with its obligations under the Combination Agreement, the Aspreva Shareholder covenants and agrees in favour of Galenica to vote, or cause to be voted, all Securities held by the Aspreva Shareholder (including all Securities owned including at the date hereof, whether held directly, or indirectly, or beneficially, and including all Securities acquired by the Approved Shareholder, directly or indirectly, or beneficially, at any time prior to the Aspreva Meeting (as defined below) and including all other Securities over which the Aspreva Shareholder has control or direction) (the “Subject Securities”) except for Subject Securities transferred by the Aspreva Shareholder pursuant to section 1.6 (A) in favour of (i) the Arrangement Resolution; and (ii) any Alternative Transaction (as defined below) at any extraordinary meeting or meetings (or adjournment or adjournments thereof) of holders of Securities to be held to consider the Arrangement or such Alternative Transaction (the “Aspreva Meeting”) and (B) against any Acquisition Proposal that shall be submitted for the vote or consent of the holders of Securities, including, in each case, in connection with any separate vote of any sub-group of holders of Securities that may be required to be taken and of which sub-group the Aspreva Shareholder forms a part. In furtherance of the Aspreva Shareholder’s voting agreement in this section, the Aspreva Shareholder hereby revokes any and all previous proxies with respect to any of the Subject Securities and grants to Galenica and such individuals or corporations as Galenica may designate an irrevocable proxy to vote all of the Subject Securities in accordance with this section 1.2.

1.3	Change in Nature of Transaction. Subject to the provisions of section 1.7, the Aspreva Shareholder covenants and agrees in favour of Galenica that if Galenica and Aspreva mutually agree that it is necessary or desirable to proceed with another form of transaction whereby Galenica or any of its affiliates would effectively acquire 100% of the Securities on economic terms and other terms and conditions (including, without limitation, any tax consequences to the Aspreva Shareholder) which, in relation to Aspreva and the Aspreva Shareholder, are no less favourable from a financial point of view and otherwise substantially equivalent to or better than those contemplated by the Combination Agreement (an “Alternative Transaction”), the Aspreva Shareholder will support the completion of such Alternative Transaction in the manner described in section 1.4.

1.4	Meeting of Holders of Securities of Aspreva. Subject to the provisions of section 1.7, (a) if an Alternative Transaction involves a meeting or meetings of holders of Securities of Aspreva, the Aspreva Shareholder covenants and agrees in favour of Galenica to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Alternative Transaction in the same manner, mutatis mutandis, as that referred to in section 1.2, and (b) if an Alternative Transaction includes the making of an offer by Galenica or any of its affiliates to acquire the outstanding Securities, the Aspreva Shareholder covenants and agrees in favour of Galenica to deposit or cause to be deposited the Subject Securities to such offer.
1.5	Change of References. In the event Galenica and Aspreva mutually agree to proceed with any Alternative Transaction, the references in section 2.1 of this Agreement to “Arrangement” shall be deemed to refer to such Alternative Transaction and the representations, warranties and covenants in section 2.1 of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction and all references to the “Effective Date” herein shall also refer to the date of closing of the transactions contemplated by the Alternative Transaction.

1.6	Transfer of Shares. Subject to the provisions of section 1.7:
(a)	the Aspreva Shareholder covenants and agrees in favour of Galenica that, during the term of this Agreement, it will not, directly or indirectly sell, transfer or assign or agree to sell, transfer or assign or grant to any person any right or option to buy any of the Subject Securities or the voting rights attached thereto, without the prior written consent of Galenica, provided that such consent to transfer shall not be necessary if the transfer is to an affiliate of the Aspreva Shareholder where such affiliate executes an agreement on substantially the same terms as this Agreement, agreeing to be bound by the provisions of this Agreement, and

(b)	without limiting the generality of the foregoing, the Aspreva Shareholder agrees not to tender or otherwise deposit the Subject Securities to any tender offer or take-over bid made by any person other than Galenica.
1.7	Limits to Obligations of Aspreva Shareholder. For greater certainty, the obligations of the Aspreva Shareholder pursuant to this Agreement shall terminate at the time which is the earliest of:
(a)	the Effective Time; or

(b)	the time at which the Combination Agreement is terminated in accordance with its terms.
1.8	Exception. If the Aspreva Shareholder is a director or officer of Aspreva, nothing contained in this Agreement will prevent the Aspreva Shareholder from acting in his or her capacity as a director or officer of Aspreva in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of Aspreva. The foregoing shall not release any Aspreva Shareholder from acting in accordance with this Agreement in his or her capacity as a shareholder of Aspreva.
1.9	Exception. Notwithstanding any other provisions hereof, the Aspreva Shareholder shall not be obliged, and the holder of any proxy granted on behalf of the Aspreva Shareholder shall not be entitled, to vote the Subject Securities in the manner provided herein if at the time of such vote there shall be in force any order or decree of a Governmental Authority restraining or enjoining the Aspreva Shareholder or the holder of any proxy granted on behalf of the Aspreva Shareholder from voting the Subject Securities; provided that, such order or decree is not the result of any breach of representation, warranty, covenant or agreement of the Aspreva Shareholder in this Agreement, and provided further that the Aspreva Shareholder has notified Galenica of such order or decree, to the extent it is aware of same.
2. General
2.1	Representations, Warranties and Covenants. By executing this Agreement, the Aspreva Shareholder represents, warrants and covenants to and with Galenica that:
(a)	the class and number of the Securities beneficially owned by the Aspreva Shareholder at the date hereof, whether directly or indirectly, and all Securities over which the Aspreva Shareholder has control or direction as of the date hereof, are as specified in Schedule A to this Agreement;

(b)	the Aspreva Shareholder has and will have the right to vote the Subject Securities at the Aspreva Meeting and the Subject Securities set forth on Schedule A constitute all of the Securities owned beneficially and of record by the Aspreva Shareholder and any of his, her, or its affiliates and all of the Securities over which the Aspreva Shareholder and any of his or her affiliates has control or direction;

(c)	if the Aspreva Shareholder is a corporation, the Aspreva Shareholder is duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation;

(d)	the Aspreva Shareholders has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of each of the Aspreva Shareholder;

(e)	assuming the due authorization, execution and delivery of this Agreement by Galenica, this Agreement constitutes a valid and binding obligation of the Aspreva Shareholder enforceable against the Aspreva Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(f)	neither the entering into of this Agreement nor the performance by the Aspreva Shareholder of his, her, or its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which the Aspreva Shareholder is a party or by which the Aspreva Shareholder may be bound or, if the Aspreva Shareholder is a corporation, under its articles, by-laws, constating documents or other organizational documents.

The representations, warranties and covenants of the Aspreva Shareholder set forth in this section 2.1 will be true and correct on the date the Aspreva Meeting is held and on the Effective Date and shall survive the completion of the Arrangement and, notwithstanding such completion, will continue in full force and effect for one year after the Effective Date for the benefit of Galenica.
2.2	Representations and Warranties of Galenica. By executing this Agreement, Galenica represents, warrants and covenants to and with the Aspreva Shareholder that:
(a)	Galenica is duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation;

(b)	Galenica has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of Galenica;

(c)	assuming the due authorization, execution and delivery of this Agreement by the Aspreva Shareholder, this Agreement constitutes a valid and binding obligation of Galenica, enforceable against Galenica in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies; and

(d)	neither the entering into of this Agreement nor the performance by Galenica of its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which Galenica is a party or by which Galenica may be bound or under its articles, by-laws, constating documents or other organizational documents.
2.3	Time of the Essence. Time shall be of the essence of this Agreement.
2.4	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each of the parties attorns to the non-exclusive jurisdiction of the Province of British Columbia for all purposes hereof.
2.5	Specific Performance and Other Equitable Rights. The Aspreva Shareholder recognizes and acknowledges that a breach by it of any of its covenants or agreements contained in this Agreement will cause Galenica to sustain injury for which Galenica would not have an adequate remedy at law for money damages. Therefore, the Aspreva Shareholder agrees that in the event of such breach, Galenica shall be entitled to the remedy of specific performance of such covenant or agreement and to preliminary and permanent injunctive and other equitable relief, in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

2.6	Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement. Signatures of the parties hereto (or their authorized signatories, as applicable) transmitted by facsimile or electronic transmission will be deemed to be their original signatures for all purposes and may be used in lieu of an originally signed Agreement for all purposes.
2.7	Further Assurances. The Aspreva Shareholder, on the one hand, and Galenica, on the other hand, will from time to time execute and deliver all such further documents and instruments and do all such acts and things as the other party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.
2.8	Severability. If any term, condition or provision in this Agreement is determined to be void or unenforceable in whole or in part, such term, condition or provision shall be severable from all other terms, conditions and provisions hereof and shall not affect or impair the validity of any other term, condition or provisions hereof.
               If the terms and conditions of this letter are acceptable to you, please indicate your acceptance by dating and signing the same as noted above.
Yours very truly,

«First_Name»

October ___, 2007
(Signature)	(Date)
The undersigned agrees with and accepts the terms of this letter Agreement.

GALENICA CANADA LTD.

By:
(Signature)

Its:
(Title)

SCHEDULE A
No. of Aspreva Common Shares beneficially owned, directly or indirectly, by the Aspreva Shareholder
«Shares_Beneficially_Held»
No. of Aspreva Common Shares over which control or direction is exercised by the Aspreva
Shareholder
«Common_Shares»
No. of Aspreva Options held by the Aspreva Shareholder
«Options»